VIA EDGAR

March 12, 2013

Kevin Woody

Accounting Branch Chief

Securities and Exchange Commission

Washington, DC

Re:

Hartman Short Term Income Properties XX, Inc. (the “Company”)

Form 10-K for fiscal year ended December 31, 2011

Filed April 12, 2012

File No. 0-53912

Dear Mr. Woody:

This letter is in response to your comment letter dated February 26, 2013.  The numbers in this letter correspond to your numbered comments.

Form 10-K for fiscal year ended December 31, 2011

General

1.

We note your response to comments 1 and 2 of our letter dated December 13, 2012.  As it appears you have not complied with the undertakings included pursuant to Item 20.D of Industry Guide 5, Section 10(a)(3) of the Securities Act of 1933, and Rule 3-14 of Regulation S-X, please tell us how such non-compliance impacts your sale of shares during the period that filings pursuant to those items were required.  We may have further comments.

1.

Undertaking D under Guide 5 required the Issuer (the Company is also referred to herein as the “Issuer”) to file a sticker supplement pursuant to Rule 424(c) during the distribution period describing every property not identified in the prospectus at such time as there arose a reasonable probability that such property would be acquired and to consolidate all such stickers into a post-effective amendment filed at least once every three months.  Rule 3-14 under Regulation S-X requires a registrant to furnish audited income statements and a statement showing the estimated taxable operating results based on the most recent twelve month period.

The Issuer did in fact prepare sticker supplements, copies of which are enclosed, in connection with the Issuer’s material property acquisitions during the offering period.  In that respect, potential investors received the material information on the properties being acquired. In particular, the sticker supplements showed the key tenants, the occupancy rate, the expected lease expiration date and the rent paid by the key tenants, the material information that an investor would want to know when considering an investment in the Issuer’s shares.

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We submit that the Issuer’s failure to have complied in all respects with Undertaking D and Rule 3-14 should not have had a material adverse effect on sales, on the potential investors considering a purchase of the Issuer’s shares or on the investing public in general.  The material information in large part was distributed to potential investors through the sticker supplements.  In addition, the Issuer did in fact timely file a Form 8-K for each property acquisition as well as for other material developments.  The disclosures of those developments were accumulated in the Issuer’s quarterly and annual reports on Forms 10-Q and 10-K.  Potential investors investigating the Issuer through EDGAR would have had access to a reasonably complete set of required information.

The Issuer has filed the required audited income statements for all of its properties on Forms 8-K/A since it responded to your comment letter dated December 13, 2012 on the Company’s 2011 Form 10-K.  The Issuer is now in compliance with Undertaking D and Rule 3-14.

Furthermore, the Issuer’s shares are not publicly traded. The only “market” consists of purchases at original issue from the Issuer.  All potential purchasers of securities from the Issuer would have received a prospectus, all of the applicable sticker supplements and would have had access to the Forms 8-K, 10-Q and 10-K on EDGAR.  As a result, the potential adverse effect of the Issuer’s not-having complied in all respects with Undertaking D and Rule 3-14 is very limited.

On December 7, 2012 the Issuer filed a Registration Statement under the Securities Act of 1933 on Form S-11 for the purpose of a follow-on offering of the shares of the Company’s common stock.

Item 15. Exhibits, Financial Statement Schedules  1. Financial Statements

Notes to Consolidated Financial Statements, page F-7

Note 4 – Real Estate Acquisitions, page F-13

2.

We note your response to prior comment 8 from our letter dated December 13, 2012.  Please clarify the following:

a.

Please explain to us in further detail how you determined that it would be appropriate to recognize goodwill in a real estate transaction.  Please clarify for us what activities were performed by the real estate joint venture prior to your acquisition of the controlling interests in the joint venture.

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a.

We determined it appropriate to recognize goodwill in connection with our acquisition of the controlling interests in the joint venture based upon our understanding of ASC Topic 805.  We believe that our application of the authoritative literature is correct and that the presentation and disclosure of the transactions giving rise to the goodwill determined are fairly presented.  The issue addressed in our reading and application of ASC Topic 805 is whether there was goodwill or a bargain purchase gain recognizable as a result of the acquisition of the controlling interest in the joint venture.  For purposes of our analysis of the issue, we determined (i) the carrying amount of our investment in the joint venture immediately prior to the acquisition of the controlling interest; (ii) the fair value amount of our investment in the joint venture immediately following the acquisition of the controlling interest; and, (iii) the fair value of the net assets acquired (as a result of our acquisition of the controlling interest our total interest increased from 49% to 100%).

In determining the fair value of the net assets acquired, we applied the principles of purchase price allocation set forth in ASC Topic 805 (formerly FAS 144R).  For purposes of the purchase price allocation we utilized a fair value for the Richardson Heights Property of $19.150 million (we address further our determination of the fair value of the property in response to item c. below.)  We determined that the fair value of the net assets acquired was $9,620,400.  We determined that the fair value of our investment in the Joint Venture immediately following our acquisition of the controlling interest was $9,870,086.  The difference of $249,686 (a debit amount) represents an asset because it is separable and otherwise consistent with the criteria set forth in ASC Topic 805.

The sole activity of the Joint Venture prior to acquiring the controlling interest was the ownership and operation of the Richardson Heights Property.

b.

You indicate that you acquired the remaining interests without the transfer of consideration.  Please reconcile this statement with the disclosure in your most recent interim periodic filing indicating that you acquired the remaining equity interest of Hartman XIX in the Joint Venture for $16,500 cash.

b.

The value of the note receivable from Hartman XIX by the Joint Venture, the distribution by the Joint Venture to Hartman XIX which results in us acquiring the remaining interests without the transfer of consideration, was $16,500 less that sum of Hartman XIX’s original capital investment in the Joint Venture less its periodic sales of portions of its interest and finally the distribution of its (Hartman XIX’s) note payable obligation.  In effect, the $16,500 final cash payment was meant to have been funded as part of the note receivable from Hartman XIX, the distribution of which as noted above is “without transfer of consideration” as defined in ASC Topic 805.

We note that in the second to last paragraph of Note 4 to the Notes to Consolidated Financial Statements that we refer to ASC Topic 815.  That reference is incorrect.  The reference should be to ASC Topic 805.  We will correct our reference in our 2012 Form 10-K as appropriate.

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c.

In calculating the gain on remeasurement, please tell us how you determined the fair value of the Richardson Heights Property and the significant assumptions used to determine the fair value.

c.

Our board of directors determined that the fair value of the Richardson Heights Property as of April 2011 when it agreed to periodically increase our ownership interest in the Joint Venture was equal to the $19.150 million acquisition value in December 2010 by the Joint Venture.  During the period from December 2010 through October 2011 our board of directors and our management determined that the fair value of the Richardson Heights Property remained materially unchanged after considering the occupancy, leasing prospects and activity, operation of the property and quality of the tenancy.

The Company acknowledges that (i) we are responsible for the adequacy and accuracy of the disclosures in our filings; (ii) that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Securities and Commission or any person under the federal securities laws of the United States.

Please contact me at 713-586-2616 or Mike Shaff of the Irvine Venture Law Firm at 949-660-7700 if you have any questions or further comments.

Very truly yours,

/s/ Louis T. Fox, III

Louis T. Fox, III

Chief Financial Officer

Copies to:

Mike Shaff

Irvine Venture Law Firm

Greg Bailes

Weaver & Tidwell LLP

Jack Tompkins

Chairman of the Audit Committee

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Exhibits A:

HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.

SUPPLEMENT NO. 1 DATED MARCH 31, 2011

TO THE PROSPECTUS DATED FEBRUARY 9, 2010

This document supplements, and should be read in conjunction, with, the prospectus of Hartman Short Term Income Properties XX, Inc. (the “Company”) dated February 9, 2010.  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)

Status of our public offering;

(2)

Declaration of Distributions;

(3)

Acquisition of a shopping center in Richardson, Texas;

(4)

Placement of debt on Richardson Heights Shopping Center;

(5)

Revisions to our Risk Factors;

(6)

Clarification of Directors and Executive Officers Section;

(7)

Clarification of  Advisory Agreement;

(8)

Revisions to Conflicts of Interest

            (9)

             Revisions to Certain Conflict Resolution Procedures

           (10)

Revision to Meetings and Special Voting Requirements;

(11)

Revision to Restrictions on Roll-Up Transactions;

(12)

Update of the Subscription Process;

(13)

Update of Minimum Offering Section

(14)

Incorporation by reference of certain  information into our prospectus;

(15)

Modified form of Subscription Agreement.

1.

Status of Our Public Offering

We commenced our initial public offering of 27,500,000 shares of common stock on February 9, 2010.  Of these shares, we are offering 25,000,000 shares in a primary offering and have reserved and are offering 2,500,000 shares pursuant to our distribution reinvestment plan.  Pursuant to the terms of the offering, we were required to deposit all subscription proceeds in escrow pursuant to the terms of the Escrow Agreement with Trustmark Bank until we received subscription aggregating at least $2,000,000.  As of December 20, 2010, we had satisfied these conditions of the Escrow Agreement.  As of March 31, 2011 we had accepted investors’ subscriptions for, and issued, 492,089 shares of our common stock in the offering.

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We will offer shares of our common stock pursuant to the offering until February 9, 2012, unless all shares being offered have been sold, in which case the offering will be terminated.  If all of the shares we are offering have not been sold by February 9, 2012, we may extend the offering as permitted under applicable law.  In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified.  The offering must be registered in every state in which we offer or sell shares.  Generally, such registrations are for a period of one year.  Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.  We reserve the right to terminate this offering at any time prior to the stated termination date.

2.

Distributions Declared

On December 17, 2010, our Board of Directors authorized the payment of cash distributions to the Company’s shareholders, contingent upon the acquisition of the joint venture interest described below under Acquisition of Richardson Heights Shopping Center by Hartman Richardson Heights Properties, LLC.  Distributions will (i) accrue daily to the Company’s shareholders of record as of the close of business each day commencing one day following the close of the acquisition of the joint venture interest and the property acquisition by the joint venture, (ii) be payable in cumulative amounts on or before the 20th day of each calendar month and (iii) be calculated at a rate of $0.001918 per share of common stock per day, a rate which, if paid each day over a 365-day period, is equivalent to a 7.0% annualized distribution rate based on a purchase price of $10.00 per share of common stock.

3.

Acquisition of Richardson Heights Shopping Center by Hartman Richardson Heights  Properties, LLC

On December 28, 2010, we entered into the operating agreement of Hartman Richardson Heights Properties LLC (the “Joint Venture”) with Hartman Short Term Income Properties XIX, Inc. (“Hartman XIX”).  We made an initial capital contribution to the Joint Venture of $1.915 million representing a 10% interest in the Joint Venture.  Hartman Short Term Income Properties XIX, Inc. (“Hartman XIX”), the other member of the Joint Venture is a REIT that is managed by affiliates of our advisor and real property manager.  Hartman XIX made capital contributions totaling $17.235 million to the Joint Venture representing a 90% interest therein.  The Company’s board of directors unanimously approved our entering into the Joint Venture.

On December 28, 2010, the Joint Venture purchased the Richardson Heights Shopping Center (“Richardson Heights”) for $19.15 million on an all cash basis from an unaffiliated seller, LNR Partners, LLC.  The property is located at 100 South Central Expressway in Richardson, Texas, a suburb of Dallas.  It contains 201,433 square feet of rentable space and is currently 57.6% leased by 32 tenants who occupy 115,940 square feet.  Richardson Heights was built in 1958 and was renovated in 2008.  The average rent for the occupied space is $16.73 per square foot.

Significant Tenants

The following table sets forth information about the ten largest tenants as of December 31, 2010, based upon the current monthly base rent annualized at December 31, 2010:

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Tenant Name	2010 Gross Annualized Base Rent	Rentable Square Feet	Initial Lease Date	Year Expiring
TJ Maxx – discount retail	$ 265,548	27,953	3/1988	2015
Party City – specialty retail	213,900	12,400	9/1993	2013
Jack In The Box – restaurant	150,000	Pad site	7/1985	2012
Taj Mahal Imports – specialty retail	139,824	15,817	7/2000	2016
Texas Palominas – restaurant	138,948	12,000	10/2008	2016
McDonalds – restaurant	95,148	Pad site	3/2002	2022
Poshak Fashions – specialty retail	68,868	3,826	12/2002	2013
Mediterranean Café & Bakery – restaurant	62,892	3,250	7/2002	2015
7-Eleven – convenience store	58,800	Pad site	8/2000	2020
Payless ShoeSource – specialty store	53,220	2,534	7/1991	2012
	$ 1,247,145

4.

    Placement of Debt on Richardson Heights Shopping Center

On January 31, 2011, Hartman Richardson Heights Properties, LLC, entered into a loan agreement with Texas Capital Bank (“TCB”) for a loan in the amount of $9,575,000.  The loan is secured by a deed of trust lien on the Richardson Heights Shopping Center.  The loan has a 3 year term and bears interest at the greater of 5.5% or TCB’s base rate plus 1%.  The current interest rate is 5.5%.

5.

Risks Related to Conflicts of Interest

The risk factor captioned “ Risks Related to Conflicts of Interest – Our advisor’s executive officers and key personnel of Hartman-affiliated entities that conduct our day-to-day operations and this offering will face competing demands on their time, and this may cause our return to suffer” on page 36 of the prospectus is superseded and replaced as follows:

 Risks Related to Conflicts of Interest – executive officers and key personnel of our advisor and property manager will face competing demands on their time, and this may cause our return to suffer.

We rely upon the executive officers and employees of our advisor and our property manager to conduct our day-to day operations and this offering.  These persons also conduct the day-to-day operations of other Hartman-sponsored programs and may have other business interests as well.  Because these persons have competing interests on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities.  During times of intense activity in other programs and ventures, they may devote less time and resources to our business than is necessary or appropriate.  If this occurs, we may lose the opportunity to enter into or renew a lease or to purchase or sell a property and the returns on our investments may suffer.  Our advisor holds a fiduciary relationship to us and to our shareholders and will endeavor to avoid putting us in a situation where we would lose an economic opportunity due to the inability of our advisor or property manager to perform a necessary task.  If our advisor or our property manager were to fail to perform a task necessary to us, our advisor or property manager could be in breach of a fiduciary duty to us and our shareholders.

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6.

Directors and Executive Officers

The following information supersedes and replaces its entirety the table on page 60 of the prospectus in the section of our prospectus captioned “Management – Directors and Executive Officers”:

The following table sets forth certain information concerning our directors and executive officers as of the consummation of this offering:

Name	Age	Position
Allen R. Hartman	57	Chairman of the Board, Chief Executive Officer, President
Louis T. Fox, III	49	Chief Financial Officer, Treasurer
James H. Stokes, Jr.	52	General Counsel, Secretary
Jack I. Tompkins	63	Independent Director
Larry A. Bouffard	76	Independent Director

7.

The Advisory Agreement

The following information supersedes and replaces in its entirety the first paragraph after the bullet points on page 67 of the prospectus in the section captioned “The Advisory Agreement”:

The advisory agreement will have a one-year term that may be renewed for an unlimited number of successive one-year periods. It will be the duty of our board of directors to evaluate the performance of our advisor before entering into or renewing an advisory agreement. The criteria used in such evaluation, including consideration of the reasonableness of advisor compensation in relation to the return to investors, will be reflected in the minutes of such meeting. In addition, either party may terminate the advisory agreement upon 60 days’ written notice without cause or penalty. If we elect to terminate the agreement, we must obtain the approval of a majority of our independent directors. In the event of the termination of our advisory agreement, our advisor is required to cooperate with us and take all reasonable steps requested by us to assist our board of directors in making an orderly transition of the advisory function.

8.

Lack of Separate Representation

The following section is added to the prospectus immediately following the section captioned “Conflicts of Interest-Property Manager” on page 81 of the Prospectus:

Irvine Venture Law Firm LLP and James H. Stokes, Jr., our General Counsel, each act, and may in the future act, as counsel to us, Hartman Advisors, Hartman Income REIT Management, Inc. and their affiliates in connection with the Offering.  There is a possibility that in the future the interests of the various parties may become adverse, and under the Code of Professional Responsibility of the legal profession, Irvine Venture Law Firm, LLP or James H. Stokes, Jr. may be precluded from representing any one or all of such parties.  In the event that a dispute were to arise between us, Hartman Advisors, Hartman Income REIT Management, Inc. or any of our respective affiliates, separate counsel for such matters will be retained as and when appropriate.

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9.

Certain Conflict Resolution Procedures

The following information supersedes and replaces in its entirety the section of our prospectus captioned” Conflicts of Interest – Certain Conflict Resolution Procedures- Loans” beginning on page 84 of the prospectus:

We expect our independent directors to act on all matters in which a conflict of interest may arise, and all of our directors have a fiduciary obligation to act on behalf of our stockholders. In order to reduce or eliminate certain potential conflicts of interest, our charter contains a number of restrictions relating to conflicts of interest, including the following:

Loans.

We will not make any loans to our sponsor, our advisor, any of our directors or any of their respective affiliates. In addition, our sponsor, our advisor, our directors and their respective affiliates will not make loans to us or to joint ventures in which we are a joint venture partner unless approved by a majority of the directors, including a majority of the independent directors, not otherwise interested in the transaction as fair, competitive and commercially reasonable, and no less favorable to us than comparable loans between unaffiliated parties.

The following information supersedes and replaces in its entirety the section of our prospectus captioned” Conflicts of Interest – Certain Conflict Resolution Procedures- Allocation of Investment Opportunities” on page 85 of the prospectus:

Allocation of Investment Opportunities. In the event of a potential conflict in acquiring a property, Hartman Advisors and HIR Management will offer the first opportunity to purchase properties to be developed to other Hartman sponsored entities and will offer the first opportunity to purchase all other commercial rental properties to us. Our independent directors will have the opportunity to vote on whether to purchase the property made available on the terms offered.  It is the duty of the directors, including the independent directors, to insure that such method of allocating investment opportunities is fairly applied to us.

10.

Meetings and Special Voting Requirements

The following information supersedes and replaces the fifth paragraph in the section of our prospectus captioned “Description of Shares - Meetings and Special Voting Requirements” beginning on page 113 of the prospectus:

Holders of shares of our common stock are entitled to receive a copy of our stockholder list upon request in connection with the exercise of their voting rights or for other proper and legitimate purposes. Such list may not be used to solicit the acquisition of our shares or for another commercial purpose other than in the interest of the stockholders relative to our affairs. The list provided by us will include each common stockholder’s name, address and telephone number and the number of shares owned by each common stockholder, and will be sent within ten days of the receipt by us of the request. A stockholder requesting a list will be required to pay reasonable costs of postage and duplication. Holders of shares of our common stock and their representatives shall also be given access to our bylaws, minutes of the proceedings of stockholders, our annual report and any voting trust agreements that we have on file, at reasonable times. We have the right to ask that a requesting stockholder represent to us that the list and those records identified above will not be used to pursue commercial interests.

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11.

Restrictions on Roll-Up Transactions

The following information supersedes and replaces the second paragraph in the section of our prospectus captioned “Restrictions on Roll-Up Transactions” beginning on page 120 of the prospectus:

In connection with any proposed Roll-up Transaction involving the issuance of securities of a Roll-up Entity, an appraisal of all of our assets shall be obtained from a competent independent appraiser. The assets shall be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed Roll-up Transaction. The appraisal shall assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of the independent appraiser shall clearly state that the engagement is for our benefit and the benefit of our stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, shall be included in a report to stockholders in connection with any proposed Roll-up Transaction.  The appraisal shall be filed with the SEC and the states as an exhibit to the registration statement for the Roll-up Transaction.

12.

Subscription Process

The following information supersedes and replaces the section of our prospectus captioned “Subscription Process” beginning on page 132 of the prospectus:

We will sell shares of our common stock when subscriptions to purchase shares are received and accepted by us. If you meet our suitability standards, you may subscribe for shares by completing and signing a subscription agreement, like the one contained in this prospectus as Exhibit B, according to its instructions for a specific number of shares and delivering to us a check for the full purchase price of the shares. Until such time as we have raised the minimum offering amount, your subscription payments will be placed in an account held by the escrow agent, Trustmark National Bank, at Jackson, Mississippi, and you should make your check payable to “Trustmark National Bank, Escrow Agent for Hartman Short Term Income Properties XX, Inc.” Once we have raised $2,000,000, you should make your check payable to “Hartman Short Term Income Properties XX, Inc.,” except that New York and Pennsylvania investors should follow the instructions below under “Minimum Offering.” You should exercise care to ensure that the subscription agreement is filled out correctly and completely. By executing the subscription agreement, you will acknowledge that:

•

you have received this final prospectus;

•

you accept and agree to the terms of our charter;

•

you meet the net worth and net income requirements described in this final prospectus;

•

you are purchasing the shares for your own account;

•

if you are a Kansas resident, the Office of the Kansas Securities Commissioner recommends that your aggregate investment in our shares and similar direct participation investments should not exceed 10% of your liquid net worth. For these purposes, “liquid” net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities;

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•

if you are an Alabama, Kentucky, Massachusetts, Michigan or Pennsylvania resident, your investment in us and other similar direct participation programs does not exceed 10% of your liquid net worth and that you meet one of our suitability standards;

•

if you are a Missouri or Tennessee resident, your aggregate investment in us does not exceed 10% of your liquid net worth and that you meet one of our suitability standards;

•

if you are an Iowa, Massachusetts, Michigan, Nebraska, Ohio or Pennsylvania resident, your investment in us and other Hartman-sponsored real estate programs does not exceed 10% of your liquid net worth and that you meet one of our suitability standards; In the case of Iowa and Nebraska residents, Shares will only be sold to investors who have a minimum Net Worth of $100,000 (exclusive of home, auto and furnishings) and annual income of $70,000 or, in the alternative, a Net Worth of $350,000 (exclusive of home, auto and furnishings);

•

if you are a California resident, your aggregate investment in us does not exceed 10% of your liquid net worth and that you have an annual gross income of at least $70,000 and a net worth of at least $120,000; and

•

there is no public market for our shares.

We include these representations in our subscription agreement in order to prevent persons who do not meet our suitability standards or other investment qualifications from subscribing to purchase our shares. See also the section of this prospectus captioned “How to Subscribe”.

Subscriptions will be effective upon either our: (1) acceptance and countersigning of the subscription agreement or (2) admission of the investor as a stockholder, both of which will be evidenced by sending a confirmation of our acceptance of the purchase to the investor.  The date of acceptance will be the date that we admit the investor as a stockholder, which may or may not be the date on which the corresponding confirmation is sent. We reserve the right to reject any subscription in whole or in part, notwithstanding our deposit of the subscription proceeds in an escrow or company account. We may not accept a subscription for shares until at least five business days after the date you receive this final prospectus. Subject to compliance with Rule 15c2-4 of the Exchange Act of 1934, as amended, our dealer manager and the broker-dealers participating in the offering will submit an investor’s check promptly to the escrow agent or to us, as applicable.

We will accept or reject subscriptions within 30 days after we receive them. If your subscription agreement is rejected, your funds (including interest, to the extent earned) will be returned to you within ten business days after the date of such rejection. If your subscription is accepted, you will receive a confirmation of your purchase after you have been admitted as an investor. After raising the minimum offering amount, we expect to admit new investors at least monthly.

13.

Minimum Offering

The following information supersedes and replaces the section of our prospectus captioned “Minimum Offering” beginning on page 133 of the prospectus:

Subscription proceeds were placed in escrow until such time as subscriptions to purchase at least $2.0 million of shares of common stock were received and accepted by us (the “Minimum

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Offering”), which occurred as of December 20, 2010. Any shares purchased by our advisor or its affiliates will not count in calculating the Minimum Offering. Funds in escrow will be invested in short-term investments, which may include obligations of, or obligations guaranteed by, the U.S. government or bank money-market accounts or certificates of deposit of national or state banks that have deposits insured by the Federal Deposit Insurance Corporation. Subscribers may not withdraw funds from the escrow account.

If the Minimum Offering had not been received and accepted by February 9, 2011 (one year after the date of this prospectus), our escrow agent would have promptly notified us, and we would have terminated this offering and your funds (including interest, to the extent earned) and subscription agreement would have been returned to you promptly after the date of such termination. In such event, our escrow agent was obligated to use its best efforts to obtain an executed Internal Revenue Service Form W-9 from each subscriber whose subscription is rejected. In the event that a subscriber fails to remit an executed Internal Revenue Service Form W-9 to our escrow agent prior to the date our escrow agent returns the subscriber’s funds, our escrow agent will be required to withhold from such funds 28.0% of the earnings attributable to such subscriber in accordance with Treasury Regulations. Interest will accrue on funds in the escrow account with respect to states such as Pennsylvania in which a higher minimum offering applies as applicable to the short-term investments in which such funds are invested. During any period in which subscription proceeds are held in escrow, interest earned thereon will be allocated among subscribers on the basis of the respective amounts of their subscriptions and the number of days that such amounts were on deposit. Such interest will be paid to subscribers upon the termination of the escrow period. We will bear all expenses of escrow and, as such, the interest to be paid to any subscriber will not be reduced for such expense.

Subscription proceeds received from residents of New York were to be placed in a separate interest-bearing account with the escrow agent until subscriptions aggregating at least $2.5 million had been received and accepted by us. If we had not received and accepted subscriptions aggregating at least $2.5 million by the end of the offering period, subscriptions of New York residents would have been returned to them within ten business days after the last day of the offering period. (Until we raised $2.5 million, New York investors were to make their checks payable to “Trustmark National Bank, Escrow Agent for Hartman Short Term Income Properties XX, Inc.”) Now that we have raised the New York minimum, New York investors should make their checks payable to “Hartman Short Term Income Properties XX, Inc.”

Subscription proceeds received from residents of Pennsylvania will be placed in a separate interest-bearing account with the escrow agent until subscriptions aggregating at least $12.5 million have been received and accepted by us. If we have not received and accepted subscriptions aggregating at least $12.5 million within one hundred twenty (120) days after receipt in the escrow, subscriptions of Pennsylvania residents will be returned to them. Until we have raised $12.5 million, Pennsylvania investors should make their checks payable to “Trustmark National Bank, Escrow Agent for Hartman Short Term Income Properties XX, Inc.” Once we have raised the Pennsylvania minimum, Pennsylvania investors should make their checks payable to “Hartman Short Term Income Properties XX, Inc.”

14.

Incorporation by Reference

We have elected to “incorporate by reference” certain information into this prospectus.  By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the Securities and Exchange Commission, or “SEC”.  The information incorporated by reference is deemed to be part of this prospectus, except for

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information incorporated by reference that is superseded by information contained in this prospectus.  The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-154750) except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

(1)

Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the SEC on March 31, 2011;

(2)

Current Report on Form 8-K filed with the SEC on December 17, 2010;

(3)

Current Report on Form 8-K filed with the SEC on January 4, 2011;

(4)

Quarterly Report on Form 10-Q filed with the SEC on May 14, 2010;

(5)

Quarterly Report on Form 10-Q filed with the SEC on August 13, 2010;

(6)

Quarterly Report on Form 10-Q filed with the SEC on November 15, 2010;

All of the documents that we have incorporated by reference into this prospectus are available on the SEC’s website, www.sec.gov.  In addition, these documents can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549.  Copies also can be obtained by mail from the Public Reference Room at prescribed rates.  Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room.

In addition, we will provide to each person, including any beneficial owner of our common stock, to whom this prospectus is delivered, a copy of any of all of the information that we have incorporated by reference into this prospectus, as supplemented, but not delivered with this prospectus.  To receive a free copy of any of the documents incorporated by reference in the prospectus, other than the exhibits, unless they are specifically incorporated by reference in those documents, write us at 2909 Hillcroft, Ste. 420, Houston, Texas 77057, Attention: Investor Relations, or contact our offices at (713) 467-2222.  The documents also may be accessed on our website at www.hi-reit.com. The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

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Hartman Short Term Income Properties XX, Inc.

SUBSCRIPTION AGREEMENT

See pages 132- 136 of the Final Prospectus for instructions

1.	INVESTMENT

Minimum Purchase $10,000; $5,000 for IRAs	Make Investment Checks Payable to:
__________________ ___________	Hartman Short Term Income Properties XX, Inc.
Total $ Invested # of Shares

2.	LIQUIDITY

I have received the Final Prospectus and acknowledge that this
investment is considered illiquid.	Initials	Initials

3.	TYPE OF OWNERSHIP

NON QUALIFIED		QUALIFIED***
☐ Individual ☐ Joint Tenants with Rights of Survivorship (JTWROS) ☐ Joint Tenants in Common (JTIC) ☐ Uniform Gift to Minors Act (UGMA) ☐ Partnership ☐ Corporation ** ☐ Pension or Profit Sharing Plan

☐ Trust * / Trust Type:________

(Please specify, i.e. family, living, revocable, etc.)

☐ Other: ___________________

* Must attach a copy of title and signature page of trust document

** Must include requisite resolutions of the board of directors.

☐  IRA/IRA Rollover

☐  Qualified Pension Plan

☐  Qualified Profit Sharing Plan

☐  KEOGH

☐  Other: _________________

*** All IRA accounts must be forwarded to custodian for processing and signatures. Custodian will then submit to Hartman Short Term Income Properties XX, Inc.

4.	INVESTOR NAME AND ADDRESS

Skip this section if it is the same as the registration information in section 5. This is typical in the case of individual and joint accounts.

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Dr. ☐ Other _________ Name(s)	Taxpayer Identification Number __ __ - __ __ __ __ __ __ __
Social Security Number
__ __ __ - __ __ - __ __ __ __
Trust & Custodial accounts must provide a TIN and a SSN

Street Address or P.O. Box

City	State	Zip Code

Home Phone Number	E-Mail

(ALL FOUR PAGES MUST BE COMPLETED)

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5.	REGISTRATION INFORMATION AND ADDRESS

Please print name (s) in which shares are to be registered. Include trust or custodial name, if applicable. Hartman Short Term Income Properties XX, Inc. (the “Company”) does not provide custodial services; therefore, if this is a custodial account, a custodian must be selected and indicated below. Also, custodian must sign and process paperwork prior to submission to the Company.

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Dr. ☐ Other _________ Name(s)		Taxpayer Identification Number __ __ - __ __ __ __ __ __ __
Social Security Number
__ __ __ - __ __ - __ __ __ __
Trust & Custodial accounts must provide a TIN and a SSN
Street Address or P.O. Box
City	State	Zip Code

Home Phone Number	Occupation
Birth Date

6. ___  INVESTOR ACKNOWLEDGEMENT (PLEASE SEPARATELY INITIAL EACH OF THE REPRESENTATIONS BELOW)___

In order to induce the Company to accept this subscription, I (we) hereby represent and warrant to the Company as follows:

(a)	I have received the Final Prospectus.
		Initials	Initials
(b)	I accept and agree to the terms and conditions of the Company charter.
		Initials	Initials
(c)	I am purchasing the Shares for my own account and I further acknowledge that the investment is not liquid.
		Initials	Initials

The Sponsor or any person selling shares on behalf of the Sponsor or the Company may not complete a sale of shares to a shareholder until at least five business days after the date the shareholder receives the final Prospectus.

The Sponsor or the person designated by the Sponsor shall send each shareholder a confirmation of his or her purchase.

7. ___ DISTRIBUTIONS (YOU MUST CHECK ONE OF THE FOLLOWING) _________________________________

NOTE: Hartman Short Term Income Properties XX, Inc. does not provide custodial services. If this is a custodial account, please ensure that you have completed Section 5 appropriately and indicated the name of the custodian.

☐	I prefer to participate in the Dividend Reinvestment Plan with the transfer agent selected in the Final Prospectus
☐	I prefer distributions be paid to me at my address listed under Section 5
☐	I prefer to direct distributions to a party other than the registered owner per my instructions below
☐	I prefer distributions to be deposited directly into the following account: Checking ☐ Savings ☐
I wish to have my distributions deposited via: U.S. Mail ☐ Electronic Deposit ☐
(If you wish to have your distributions deposited electronically, please include the appropriate voided check)

Institution

Name     _______________________________________   Account Number _______________________________

Name on

Account _______________________________________ ABA Routing Number ____________________________

Street Address or P.O. Box _______________________________________________________________________

City ___________________________________ State____________________ Zip Code _____________________

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I declare that the information supplied above is true and correct and may be relied upon by the Company in connection with my investment in Hartman Short Term Income Properties XX, Inc. Under penalties of perjury, by signing this Signature Page, I hereby certify that (a) I have provided herein my correct Taxpayer Identification Number, and (b) I am not subject to back-up withholdings as a result of a failure to report all interest or dividends, or the Internal Revenue Service has notified me that I am no longer subject to back-up withholding.

(MUST BE SIGNED BY INVESTOR (S) OR TRUSTEE (S) AND, IF QUALIFIED PLAN, BY CUSTODIAN)

Signature of investor or trustee              Signature of joint owner, or custodian if applicable        Date

8. __ BROKER DEALER (TO BE COMPLETED BY REGISTERED REPRESENTATIVE) _________________

The registered representative must sign below to complete order. The registered representative warrants that it is a duly licensed Broker-Dealer or authorized representative and may lawfully offer shares in the state designated as the investor’s address or the state in which the sale was made, if different. The registered representative warrants that he has reasonable grounds to believe this investment is suitable for the subscriber and that he has informed subscriber of all aspects of liquidity and marketability of this investment.

Broker Dealer Name

BD Address

City	State	Zip Code

Reg. Rep.	Rep. Phone Number

Rep. Address

City	State	Zip Code

Email Address

Representative CRD #:	BD Representative #:

Registered representative signature	Broker-Dealer signature, if required by Broker Dealer

9. ___	SUITABILITY ACKNOWLEDGEMENT

(PLEASE SEPARATELY INITIAL EACH OF THE REPRESENTATIONS BELOW)

In order to induce the Company to accept this subscription, I (we) hereby represent and warrant to the Company as follows:

I (we) have a net worth (exclusive of home, home furnishings and automobiles) of $250,000 or more, or that I (we) meet the higher suitability requirements imposed by my (our) state of primary residence as set forth in the final Prospectus under “Suitability Standards.

Initials

I (we) have a net worth (as described above) of at least $70,000 and had during the last year or estimate that I (we) will have during the current tax year a minimum of $70,000 annual gross income, or that I (we) meet the higher suitability requirements imposed by my (our) state of primary residence as set forth in the final Prospectus under “Suitability Standards.”

Initials
I (we) have reviewed and signed the supplemental subscription agreement for my (our) state of primary residence.
Initials
For residents of Missouri and Tennessee only: My (our) aggregate investment in the Company does not exceed 10% of my (our) liquid net worth and I (we) meet one of the Company’s suitability standards.
Initials

For residents of California only: My (our) aggregate investment in the Company does not exceed 10% of my (our) net worth (excluding home, home furnishing and automobiles) and I (we) have a gross annual income of at least $70,000 and a net worth (excluding home, home furnishing and automobiles) of at least $120,000.

Initials

For residents of Kansas only: I (we) acknowledge that it is recommended by the office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and other direct participation investments.  “Liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Initials

For residents of Alabama, Kentucky, Massachusetts, Michigan, and Pennsylvania only: My (our) liquid net worth is at least 10 times my (our) maximum investment in the Company and other similar direct participation programs and I (we) meet one of the Company’s suitability standards.

Initials

For residents of Iowa and Nebraska only: My (our) investment in the Company and its affiliates does not exceed 10% of my (our) liquid net worth and I (we) have a minimum Net Worth of $100,000 (exclusive of home, auto and furnishings) and an annual income of $70,000 or, in the alternative, a Net Worth of $350,000 (exclusive of home, auto and furnishings.

Initials

For residents of Massachusetts, Michigan, Ohio and Pennsylvania only: My (our) investment in the Company and its affiliates does not exceed 10% of my (our) liquid net worth and I (we) meet one of the Company’s suitability standards

Initials
For residents of Alabama, Ohio and Tennessee only: I (we) acknowledge that I (we) are not eligible to participate in the Automatic Purchase Plan.
Initials

10.	___ SIGNATURES

I (We) represent to you that (a) the information contained herein is complete and accurate and may be relied upon by you and (b) I (We) will notify you immediately of any material adverse change in any of such information occurring prior to the acceptance of my subscription.

In WITNESS WHEREOF, I (We) have initialed the foregoing statements and executed this Subscription Agreement Signature Page this _____ day of____________________, 2011.

Individual Investors:
Print or Type Name

Signature

Address

Print or Type Name

Signature

Address

Please mail completed Subscription Agreement (with all signatures) and personal check(s) made payable to

Hartman Short Term Income Properties XX, Inc.

c/o Phoenix American Financial Services

2401 Kerner Blvd

San Rafael, CA 94901

1-800-880-2212 - Investor Relations

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Exhibits B:

HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.

SUPPLEMENT NO. 2 DATED SEPTEMBER 19, 2011

TO THE PROSPECTUS DATED FEBRUARY 9, 2010

This document supplements, and should be read in conjunction, with, the prospectus of Hartman Short Term Income Properties XX, Inc. (the “Company”) dated February 9, 2010.  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)

Status of our public offering;

(2)

Acquisition of additional interest in a shopping center in Richardson, Texas;

(3)

Modification of Directors and Executive Officers Section;

(4)

Incorporation by reference of certain  information into our prospectus;

(5)

Modified form of Subscription Agreement.

1.

Status of Our Public Offering

We commenced our initial public offering of 27,500,000 shares of common stock on February 9, 2010.  Of these shares, we are offering 25,000,000 shares in a primary offering and have reserved and are offering 2,500,000 shares pursuant to our distribution reinvestment plan.  As of September 15, 2011 we had accepted investors’ subscriptions for, and issued, 1,127,252 shares of our common stock in the offering, resulting in gross proceeds of $10,964,767.89.

We will offer shares of our common stock pursuant to the offering until the earliest to occur of (a) our selling shares equal to our maximum offering of $250,000,000, (b) our board of directors determines to terminate the offering, or (c) three years from the effective date of this offering. Our board of directors has the discretion to extend the offering period for the shares being sold pursuant to our distribution reinvestment plan up to the sixth anniversary of the termination of the primary offering, in which case we will notify participants in the plan of such extension or until all of the shares designated for the distribution reinvestment plan have been sold to participants if earlier. The offering must be registered in every state in which we offer or sell shares.  Generally, such registrations are for a period of one year.  Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.

2.

Acquisition of Additional Interest in Hartman Richardson Heights  Properties, LLC

On September 13, 2011 Hartman Short Term Income Properties XX, Inc. (the “Company”) acquired an additional 7% limited liability company interest in Hartman Richardson Heights LLC (the “Joint Venture”) from Hartman XIX for $1,340,500 cash.  The source of the cash used to acquire the additional interest in the Joint Venture was proceeds from the current public offering of the Company’s common shares.  Following the transaction the Company owns 49% and Hartman XIX owns 51% of the Joint Venture.

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Hartman Short Term Income Properties XIX, Inc. (“Hartman XIX”) is a REIT that is managed by affiliates of the Company’s advisor and real property manager.

On December 28, 2010 the Joint Venture acquired the Richardson Heights property for $19,150,000.  The Company initially acquired a 10% interest in the Joint Venture for $1,915,000 cash.  On April 20, 2011 the Company acquired an additional 15% limited liability company interest in the Joint Venture from Hartman XIX for $2,872,500 cash. On May 27, 2011 the Company acquired an additional 4% limited liability company interest in the Joint Venture from Hartman XIX for $766,000 cash.  On June 30, 2011 the Company acquired an additional 2% limited liability company interest in the Joint Venture from Hartman XIX for $383,000 cash.  On July 20, 2011 the Company acquired an additional 4% limited liability company interest in the Joint Venture from Hartman XIX for $766,000 cash.  On August 12, 2011 Hartman Short Term Income Properties XX, Inc. acquired an additional 7% limited liability company interest in Hartman Richardson Heights LLC from Hartman XIX for $1,340,500 cash.

On April 19, 2011 the Board of Directors of Hartman Short Term Income Properties XX, Inc. (the “Company”) authorized the Company’s officers to consider a series of related transactions to acquire up to all of the limited liability company interest of Hartman XIX in the Joint Venture.  The Company is not obligated to acquire any specific portion of the Hartman XIX joint venture interest.  Each prospective acquisition is subject to management’s discretion and the Company’s financial position and liquidity.

For purposes of determining the value of the transaction between the parties, the respective Boards of Directors of the Company and Hartman XIX determined that the acquisition price for the property is the fair value of the property and the total value of the limited liability company.

3.

Directors and Executive Officers

The following information supersedes and replaces its entirety the section of our prospectus captioned “Management – Directors and Executive Officers” beginning on page 60 of the prospectus:

Directors and Executive Officers

Our board of directors will consist of three members, including two directors who are “independent directors” within the meaning of the listing standards of the New York Stock Exchange, or NYSE, as well as within the meaning of the NASAA Statement of Policy regarding Real Estate Investment Trusts (5/7/07). Pursuant to our charter, each of our directors is elected by our stockholders to serve until the next annual meeting of our stockholders and until their successors are duly elected and qualify. See “Provisions of Maryland Law and of Our Charter and Bylaws.” The next annual meeting of our stockholders will be held in 2011. Subject to rights pursuant to any employment agreements, officers serve at the pleasure of our board of directors.

The following table sets forth certain information concerning our directors and executive officers as of the consummation of this offering:

Name	Age	Position
Allen R. Hartman	59	Chairman of the Board, Chief Executive Officer, President
Louis T. Fox, III	50	Chief Financial Officer, Treasurer
James H. Stokes, Jr.	54	General Counsel, Secretary
Jack I. Tompkins	65	Independent Director
Richard R. Ruskey	56	Independent Director

We estimate that our executive officers will spend between 1/3 and 1/2 of their working time on our matters as opposed to those of other entities managed through Hartman Advisors, HIR Management or their affiliates.

The following is a biographical summary of the experience of our directors and executive officers.

Allen R. Hartman, age 59, is our CEO and Chairman of our Board of Directors as well as President of our advisor, Hartman Advisors, and our property manager, HIR Management. In 1984, Mr. Hartman formed Hartman Management and began sponsoring private real estate investment programs. Over the next 24 years, Mr. Hartman built Hartman Management into one of the leading commercial property management firms in the state of Texas and sponsored 20 privately offered programs and one publicly offered program that invested in commercial real estate in Houston, San Antonio and Dallas, Texas. In 1998, Mr. Hartman merged the Hartman real estate programs and formed Hartman Commercial Properties REIT (HCP REIT), now known as Whitestone REIT (see the discussion on page 139 below). He served as CEO and Chairman of the Board of HCP REIT until October, 2006. In April, 2008, Mr. Hartman merged 4 of the 5 Hartman programs to form Hartman Income REIT (HIREIT) and contributed the assets and ongoing business operations of Hartman Management into Hartman Income REIT Management, a wholly owned subsidiary of HIREIT. Currently Mr. Hartman oversees a staff of 55 employees who manage 29 commercial properties encompassing over 3.4 million square feet. In addition to his day-to-day management responsibilities, Mr. Hartman serves as the principal officer of each Hartman sponsored investment program. Mr. Hartman attended the University of Colorado and studied Business Administration.

Louis T. Fox, III, age 50, is our Chief Financial Officer. Mr. Fox also serves as Chief Financial Officer for our advisor and our property manager. He has responsibility for financial reporting, accounting, treasury and investor relations. Prior to joining Hartman Management (now, HIR Management) in March, 2007, Mr. Fox served as Chief Financial Officer of Legacy Brands, a restaurant group from April, 2006 until January, 2007. Prior to that, Mr. Fox served as Chief Financial Officer of Unidynamics, Inc., a specialized EPC manufacturer of unique handling system solutions for the marine and energy industries from January, 2004 until April, 2006. He also served as Treasurer and CFO of Goodman Manufacturing, a major manufacturer of residential and commercial HVAC products for 9 years prior to that. In addition to his years of experience in the manufacturing industry, he has served in senior financial positions in the construction and debt collection service concerns. Fox is a former practicing certified public accountant. He received a Bachelor of Arts degree in accounting from the University of Texas at San Antonio. He started his career as a tax accountant with Arthur Andersen & Co.

James H. Stokes Jr., age 54, is our General Counsel. Mr. Stokes also serves as General Counsel for both our advisor and property manager. In this capacity, Stokes manages our advisor’s in-house legal department and is responsible for all legal matters affecting the Hartman companies. Before joining Hartman Management, (now HIR Management) in September, 2006, Stokes spent over 20 years in his own private law practice, primarily in real estate, corporate law, bankruptcy and civil litigation. He also served as a branch manager for First Colony Commonwealth Title Company and American National Title. Stokes graduated from the University of Texas with a B.A. degree from the Plan II honors program in 1978 and continued his education at the University of Texas School of Law where he received his J.D in 1981.

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Jack I. Tompkins, age 65, has served since 1998 as Chairman & CEO of ARTA Equity Advisors, L.L.C., which was formed to engage in various entrepreneurial opportunities. After obtaining his MBA from Baylor University, Mr. Tompkins began his career with Arthur Young & Co., working as a certified public accountant there for three years before joining Arthur Andersen, L.L.P., where he was elected to the partnership in 1981 and served until 1988. While at Andersen he was in charge of the Merger and Acquisition Program for the Houston office as well as head of the Natural Gas Industry Group. From 1988 until October 1996, Mr. Tompkins served as Chief Financial Officer, Senior Vice President and Chief Information, Administrative & Accounting Officer of a large publicly traded energy company. Corporate functions reporting to Mr. Tompkins included financial planning, risk management, tax, accounting, information systems, administration and internal audit. Mr. Tompkins served as Chairman & CEO of Automotive Realty Trust Company of America from its inception in 1997 until its sale to a publicly traded REIT in January 1999. Automotive Realty was formed to engage in the business of consolidating real estate properties owned by automobile dealerships into a REIT. From March to September of 1999, Mr. Tompkins served as interim Executive Vice President and CFO of Crescent Real Estate Equities as the Company restructured. Mr. Tompkins served as an independent director of Hartman XIX from July 2009 until March 2010 and as an independent director of Hartman Income REIT from January 2008 until July 2009. Mr. Tompkins previously served on the board of directors of Bank of America Texas and Michael Petroleum Corp. He is a member of American Institute of Certified Public Accountants.

Richard R. Ruskey, age 56, began his professional career in 1978 as a Certified Public Accountant with the accounting firm of Peat, Marwick, Mitchell, & Co. in St. Louis, Missouri where he obtained extensive experience in both the audit and tax departments.  In 1983 he joined the firm of Deloitte, Haskins, & Sells as a manager in the tax department.  In 1986 Mr. Ruskey transitioned into the security brokerage industry as the chief financial officer of Westport Financial Group.  Within a one year period he became a full-time broker and due diligence officer for the firm.  In 1990 he continued his career in financial services by joining the broker dealer firm of R. T. Jones Capital Equities, Inc. where he served as due diligence officer.  In June 2010 Mr. Ruskey joined the broker dealer firm of Moloney Securities Co. Inc. where he currently serves as an investment broker and due diligence officer.  Mr. Ruskey received dual B.S. degrees in Accounting and Finance in 1978 from Southern Illinois University – Carbondale. He is a Certified Public Accountant and Certified Financial Planner and is a member of the American Institute of Certified Public Accountants and the Missouri Society of Certified Public Accountants.  He has been an active investor in numerous real estate and business ventures throughout his 30 year career in financial services.

Committees of the Board of Directors

Our entire board of directors considers all major decisions concerning our business, including any property acquisitions. However, we have established an audit committee, a compensation committee and a nominating committee so that certain functions can be addressed in more depth than may be possible at a full board meeting. Independent directors comprise all of the members of the audit committee, compensation committee and nominating committee.

Audit Committee

The audit committee meets on a regular basis at least four times a year. Our audit committee is comprised of our two independent directors, Jack Tompkins and Richard Ruskey. Our board of directors has adopted our Audit Committee Charter and it is posted on Hartman’s web site at

4

www.hi-reit.com. The audit committee’s primary functions are to evaluate and approve the services and fees of our independent auditors; to periodically review the auditors’ independence; and to assist our board of directors in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the stockholders and others, the system of internal controls that management has established, and the audit and financial reporting process.

Compensation Committee

We have established a compensation committee to assist the board of directors in discharging its responsibility in all matters of compensation practices, including any salary and other forms of compensation for our officers and our directors, and employees in the event we ever have employees. Our compensation committee is comprised of our two independent directors, Jack Tompkins and Richard R. Ruskey. Our board of directors has adopted our Compensation Committee Charter and it is posted on Hartman’s web site at www.hi-reit.com. The primary duties of the compensation committee include reviewing all forms of compensation for our executive officers, if any, and our directors; approving all stock option grants, warrants, stock appreciation rights and other current or deferred compensation payable with respect to the current or future value of our shares; and advising on changes in compensation of members of the board of directors.

Nominating/Corporate Governance Committee

We have established a nominating committee. Our nominating committee is comprised of our two independent directors, Jack Tompkins and Richard R. Ruskey. Our board of directors has adopted our Nominating Committee Charter and it is posted on Hartman’s web site at www.hi-reit.com. The nominating committee will recommend nominees to serve on our board of directors. The nominating committee will consider nominees recommended by stockholders if submitted to the committee in accordance with the procedures specified in our bylaws. Generally, this requires that the stockholder send certain information about the nominee to our corporate secretary between 90 and 120 days prior to the first anniversary of the mailing of notice for the annual meeting held in the prior year. Because our directors take a critical role in guiding our strategic direction and oversee our management, board candidates must demonstrate broad-based business and professional skills and experiences, concern for the long-term interests of our stockholders, and personal integrity and judgment. In addition, directors must have time available to devote to board activities and to enhance their knowledge of our industry. The nominating committee is responsible for assessing the appropriate mix of skills and characteristics required of board members in the context of the perceived needs of the board at a given point in time and shall periodically review and recommend for approval by the board any updates to the criteria as deemed necessary. Diversity in personal background, race, gender, age and nationality for the board as a whole may be taken into account favorably in considering individual candidates. The nominating committee will evaluate the qualifications of each director candidate against these criteria in making its recommendation to the board concerning nominations for election or reelection as a director. The process for evaluating candidates recommended by our stockholders pursuant to our bylaws will be no different than the process for evaluating other candidates considered by the nominating committee.

4.

Certain Conflict Resolution Procedures

The following information supersedes and replaces in its entirety the section of our prospectus captioned” Conflicts of Interest – Certain Conflict Resolution Procedures- Our Acquisitions” beginning on page 84 of the prospectus:

5

Our Acquisitions. We will not purchase or lease properties in which our sponsor, our advisor,  any of our directors or officers or any of their respective affiliates has an interest without a determination by a majority of the directors, including a majority of the independent directors, not otherwise interested in such transaction that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the property to the seller or lessor unless there is substantial justification for any amount that exceeds such cost and such excess amount is determined to be reasonable. We will not sell or lease properties to our sponsor, our advisor,  any of our directors or any of their respective affiliates unless a majority of the directors, including a majority of the independent directors, not otherwise interested in the transaction, determines the transaction is fair and reasonable to us. We expect that from time to time our advisor or its affiliates will temporarily enter into contracts relating to investment in properties and other assets all or a portion of which is to be assigned to us prior to closing or may purchase property or other investments in their own name and temporarily hold title for us. We may, however, purchase properties developed by affiliates of our advisor and our property manager. We will purchase properties from an affiliate at a price designed to afford such affiliate a reasonable profit, as approved by our independent directors, but in no case, at a price above the fair market value determined by our independent directors, and by an independent qualified appraiser where the transaction is with an affiliate of our sponsor, advisor or a director. Our independent directors may elect to determine the value of a property based on the application of an appropriate capitalization rate to the property’s net income or, in appropriate situations, recent sales prices of comparable properties or they may opt to require an independent appraisal of any such property. The independent directors will determine the appropriate capitalization rate under prevailing market conditions and whether and to what extent the sale of another property should be considered comparable in valuing one or more of our properties. Our conflict resolution guidelines present clear standards for the advisor to follow to determine which of the three Hartman affiliated REITs currently in business will have the first opportunity to purchase, finance or sell a property or to negotiate with a prospective tenant. In such an event, Hartman Advisors and HIR Management will offer properties to be developed to one of the other REITs first and will offer all other commercial rental properties to us first.

5.

Incorporation by Reference

We have elected to “incorporate by reference” certain information into this prospectus supplement.  By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the Securities and Exchange Commission, or “SEC”.  The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus.  The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-154750) except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

(1)

Current Report on Form 8-K filed with the SEC on December 17, 2010;

(2)

Current Report on Form 8-K filed with the SEC on December 28, 2010;

(3)

Current Report on Form 8-K filed with the SEC on April 13, 2011;

(4)

Current Report on Form 8-K filed with the SEC on April 20, 2011;

(5)

Current Report on Form 8-K filed with the SEC on April 27, 2011;

(6)

Current Report on Form 8-K filed with the SEC on May 27, 2011;

(7)

Current Report on Form 8-K filed with the SEC on June 30, 2011;

(8)

Current Report on Form 8-K filed with the SEC on July 20, 2011;

(9)

Current Report on Form 8-K/A filed with the SEC on July 28, 2011;

(10)

Current Report on Form 8-K filed with the SEC on August 12, 2011;

6

(11)

Current Report on Form 8-K filed with the SEC on September 13, 2011;

(12)

Quarterly Report on Form 10-K filed with the SEC on March 31, 2010;

(13)

Quarterly Report on Form 10-Q filed with the SEC on May 14, 2010;

(14)

Quarterly Report on Form 10-Q filed with the SEC on August 13, 2010;

(15)

Quarterly Report on Form 10-Q filed with the SEC on November 15, 2010;

(16)

Quarterly Report on Form 10-K filed with the SEC on March 31, 2011;

(17)

Quarterly Report on Form 10-Q/A filed with the SEC on April 13, 2011;

(18)

Quarterly Report on Form 10-Q filed with the SEC on May 18, 2011;

(19)

Quarterly Report on Form 10-Q filed with the SEC on August 17, 2011;

(20)

Quarterly Report on Form 10-Q/A filed with the SEC on August 18, 2011;

All of the documents that we have incorporated by reference into this prospectus are available on the SEC’s website, www.sec.gov.  In addition, these documents can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549.  Copies also can be obtained by mail from the Public Reference Room at prescribed rates.  Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room.

In addition, we will provide to each person, including any beneficial owner of our common stock, to whom this prospectus is delivered, a copy of any of all of the information that we have incorporated by reference into this prospectus, as supplemented, but not delivered with this prospectus.  To receive a free copy of any of the documents incorporated by reference in the prospectus, other than the exhibits, unless they are specifically incorporated by reference in those documents, write us at 2909 Hillcroft, Ste. 420, Houston, Texas 77057, Attention: Investor Relations, or contact our offices at (713) 467-2222.  The documents also may be accessed on the link to our website at www.hi-reit.com. The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

7

Hartman Short Term Income Properties XX, Inc.

SUBSCRIPTION AGREEMENT

See pages 132- 136 of the Final Prospectus for instructions

1.	INVESTMENT

Minimum Purchase $10,000; $5,000 for IRAs	Make Investment Checks Payable to:
__________________ ___________	Hartman Short Term Income Properties XX, Inc.
Total $ Invested # of Shares

2.	LIQUIDITY

I have received the Final Prospectus and acknowledge that this
investment is considered illiquid.	Initials	Initials

3.	TYPE OF OWNERSHIP

NON QUALIFIED		QUALIFIED***
☐ Individual ☐ Joint Tenants with Rights of Survivorship (JTWROS) ☐ Joint Tenants in Common (JTIC) ☐ Uniform Gift to Minors Act (UGMA) ☐ Partnership ☐ Corporation ** ☐ Pension or Profit Sharing Plan

☐Trust * / Trust Type:________

(Please specify, i.e. family, living, revocable, etc.)

☐Other: ___________________

* Must attach a copy of title and signature page of trust document

** Must include requisite resolutions of the board of directors.

☐  IRA/IRA Rollover

☐  Qualified Pension Plan

☐  Qualified Profit Sharing Plan

☐  KEOGH

☐  Other: _________________

*** All IRA accounts must be forwarded to custodian for processing and signatures. Custodian will then submit to Hartman Short Term Income Properties XX, Inc.

4.	INVESTOR NAME AND ADDRESS

Skip this section if it is the same as the registration information in section 5. This is typical in the case of individual and joint accounts.

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Dr. ☐ Other _________ Name(s)	Taxpayer Identification Number __ __ - __ __ __ __ __ __ __
Social Security Number
__ __ __ - __ __ - __ __ __ __
Trust & Custodial accounts must provide a TIN and a SSN

Street Address or P.O. Box

City	State	Zip Code

Home Phone Number	E-Mail

(ALL FOUR PAGES MUST BE COMPLETED)

8

5.	REGISTRATION INFORMATION AND ADDRESS

Please print name (s) in which shares are to be registered. Include trust or custodial name, if applicable. Hartman Short Term Income Properties XX, Inc. (the “Company”) does not provide custodial services; therefore, if this is a custodial account, a custodian must be selected and indicated below. Also, custodian must sign and process paperwork prior to submission to the Company.

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Dr. ☐ Other _________ Name(s)		Taxpayer Identification Number __ __ - __ __ __ __ __ __ __
Social Security Number
__ __ __ - __ __ - __ __ __ __
Trust & Custodial accounts must provide a TIN and a SSN
Street Address or P.O. Box
City	State	Zip Code

Home Phone Number	Occupation
Birth Date

6. ___  INVESTOR ACKNOWLEDGEMENT (PLEASE SEPARATELY INITIAL EACH OF THE REPRESENTATIONS BELOW)___

In order to induce the Company to accept this subscription, I (we) hereby represent and warrant to the Company as follows:

(a)	I have received the Final Prospectus.
		Initials	Initials
(b)	I accept and agree to the terms and conditions of the Company charter.
		Initials	Initials
(c)	I am purchasing the Shares for my own account and I further acknowledge that the investment is not liquid.
		Initials	Initials

The Sponsor or any person selling shares on behalf of the Sponsor or the Company may not complete a sale of shares to a shareholder until at least five business days after the date the shareholder receives the final Prospectus.

The Sponsor or the person designated by the Sponsor shall send each shareholder a confirmation of his or her purchase.

7. ___ DISTRIBUTIONS (YOU MUST CHECK ONE OF THE FOLLOWING) _________________________________

NOTE: Hartman Short Term Income Properties XX, Inc. does not provide custodial services. If this is a custodial account, please ensure that you have completed Section 5 appropriately and indicated the name of the custodian.

☐	I prefer to participate in the Dividend Reinvestment Plan with the transfer agent selected in the Final Prospectus
☐	I prefer distributions be paid to me at my address listed under Section 5
☐	I prefer to direct distributions to a party other than the registered owner per my instructions below
☐	I prefer distributions to be deposited directly into the following account: Checking ☐ Savings ☐
I wish to have my distributions deposited via: U.S. Mail ☐ Electronic Deposit ☐
(If you wish to have your distributions deposited electronically, please include the appropriate voided check)

Institution

Name     _______________________________________   Account Number _______________________________

Name on

Account _______________________________________ ABA Routing Number ____________________________

Street Address or P.O. Box _______________________________________________________________________

City ___________________________________ State____________________ Zip Code _____________________

9

I declare that the information supplied above is true and correct and may be relied upon by the Company in connection with my investment in Hartman Short Term Income Properties XX, Inc. Under penalties of perjury, by signing this Signature Page, I hereby certify that (a) I have provided herein my correct Taxpayer Identification Number, and (b) I am not subject to back-up withholdings as a result of a failure to report all interest or dividends, or the Internal Revenue Service has notified me that I am no longer subject to back-up withholding.

(MUST BE SIGNED BY INVESTOR (S) OR TRUSTEE (S) AND, IF QUALIFIED PLAN, BY CUSTODIAN)

Signature of investor or trustee              Signature of joint owner, or custodian if applicable        Date

8. __ BROKER DEALER (TO BE COMPLETED BY REGISTERED REPRESENTATIVE) _________________

The registered representative must sign below to complete order. The registered representative warrants that it is a duly licensed Broker-Dealer or authorized representative and may lawfully offer shares in the state designated as the investor’s address or the state in which the sale was made, if different. The registered representative warrants that he has reasonable grounds to believe this investment is suitable for the subscriber and that he has informed subscriber of all aspects of liquidity and marketability of this investment.

Broker Dealer Name

BD Address

City	State	Zip Code

Reg. Rep.	Rep. Phone Number

Rep. Address

City	State	Zip Code

Email Address

Representative CRD #:	BD Representative #:

Registered representative signature	Broker-Dealer signature, if required by Broker Dealer

9. ___	SUITABILITY ACKNOWLEDGEMENT

(PLEASE SEPARATELY INITIAL EACH OF THE REPRESENTATIONS BELOW)

In order to induce the Company to accept this subscription, I (we) hereby represent and warrant to the Company as follows:

I (we) have a net worth (exclusive of home, home furnishings and automobiles) of $250,000 or more, or that I (we) meet the higher suitability requirements imposed by my (our) state of primary residence as set forth in the final Prospectus under “Suitability Standards.

Initials

I (we) have a net worth (as described above) of at least $70,000 and had during the last year or estimate that I (we) will have during the current tax year a minimum of $70,000 annual gross income, or that I (we) meet the higher suitability requirements imposed by my (our) state of primary residence as set forth in the final Prospectus under “Suitability Standards.”

Initials
For residents of Missouri and Tennessee only: My (our) aggregate investment in the Company does not exceed 10% of my (our) liquid net worth and I (we) meet one of the Company’s suitability standards.
Initials

For residents of California only: My (our) aggregate investment in the Company does not exceed 10% of my (our) net worth (excluding home, home furnishing and automobiles) and I (we) have a gross annual income of at least $70,000 and a net worth (excluding home, home furnishing and automobiles) of at least $120,000.

Initials

For residents of Kansas only: I (we) acknowledge that it is recommended by the office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and other direct participation investments.  “Liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Initials

For residents of Alabama, Kentucky, Massachusetts, Michigan, and Pennsylvania only: My (our) liquid net worth is at least 10 times my (our) maximum investment in the Company and other similar direct participation programs and I (we) meet one of the Company’s suitability standards.

Initials

For residents of Iowa and Nebraska only: My (our) investment in the Company and its affiliates does not exceed 10% of my (our) liquid net worth and I (we) have a minimum Net Worth of $100,000 (exclusive of home, auto and furnishings) and an annual income of $70,000 or, in the alternative, a Net Worth of $350,000 (exclusive of home, auto and furnishings.

Initials

For residents of Massachusetts, Michigan, Ohio and Pennsylvania only: My (our) investment in the Company and its affiliates does not exceed 10% of my (our) liquid net worth and I (we) meet one of the Company’s suitability standards

Initials
For residents of Alabama, Ohio and Tennessee only: I (we) acknowledge that I (we) are not eligible to participate in the Automatic Purchase Plan.
Initials

10.	___ SIGNATURES

I (We) represent to you that (a) the information contained herein is complete and accurate and may be relied upon by you and (b) I (We) will notify you immediately of any material adverse change in any of such information occurring prior to the acceptance of my subscription.

In WITNESS WHEREOF, I (We) have initialed the foregoing statements and executed this Subscription Agreement Signature Page this _____ day of____________________, 2011.

Individual Investors:
Print or Type Name

Signature

Address

Print or Type Name

Signature

Address

Please mail completed Subscription Agreement (with all signatures) and personal check(s) made payable to

Hartman Short Term Income Properties XX, Inc.

c/o Phoenix American Financial Services

2401 Kerner Blvd

San Rafael, CA 94901

1-800-880-2212 - Investor Relations

11

Exhibits C:

HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.

SUPPLEMENT NO. 3 DATED FEBRUARY 8, 2012

TO THE PROSPECTUS DATED FEBRUARY 9, 2010

This document supplements, and should be read in conjunction, with, the prospectus of Hartman Short Term Income Properties XX, Inc. (the “Company”) dated February 9, 2010. This Supplement No. 3 supersedes and replaces all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)

Status of our public offering;

(2)

Change of Dealer Manager;

(3)

Change of Contact Information;

(4)

Declaration of Distributions;

(5)

Completion of Acquisition of additional interest in a shopping center in Richardson, Texas;

(6)

Placement of debt on Richardson Heights Shopping Center;

(7)

Revisions to our Risk Factors;

(8)

Modification of Directors and Executive Officers Section;

(9)

Clarification of  Advisory Agreement;

(10)

Revisions to Conflicts of Interest

           (11)

Revisions to Certain Conflict Resolution Procedures

           (12)

Revision to Meetings and Special Voting Requirements;

(13)

Revision to Restrictions on Roll-Up Transactions;

(14)

Update of the Subscription Process;

(15)

Update of Minimum Offering Section

(16)

Incorporation by reference of certain  information into our prospectus;

(17)

Modified form of Subscription Agreement.

1.

Status of Our Public Offering

We commenced our initial public offering of 27,500,000 shares of common stock on February 9, 2010.  Of these shares, we are offering 25,000,000 shares in a primary offering and have reserved and are offering 2,500,000 shares pursuant to our distribution reinvestment plan.  Pursuant to the terms of the offering, we were required to deposit all subscription proceeds in escrow pursuant to the terms of the Escrow Agreement with Trustmark Bank until we received subscription aggregating at least $2,000,000.  As of December 20, 2010, we had satisfied these conditions of the Escrow Agreement.  As of February 1, 2012 we had accepted investors’ subscriptions for, and issued, 1,903,527.3637 shares of our common stock in the offering, resulting in gross proceeds of $18,669,583.37.

We will offer shares of our common stock pursuant to the offering until the earliest to occur of (a) our selling shares equal to our maximum offering of $250,000,000, (b) our board of directors determining to terminate the offering, or (c) three years from the effective date of this offering. Our board of directors has the discretion to extend the offering period for the shares being sold pursuant to our distribution reinvestment plan up to the sixth anniversary of the termination of the primary offering, in which case we will notify participants in the plan of such extension or until all of the shares designated for the distribution reinvestment plan have been sold to participants if earlier. The offering must be registered in every state in which we offer or sell shares.  Generally, such registrations are for a period of one year.  Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.

2.

Change of Dealer Manager

On December 5, 2011, Allied Beacon Partners, Inc. (“Beacon”) notified us of its intention to terminate effective February 3, 2012 the dealer manager agreement dated March 25, 2009, between us and Allied Beacon Partners, Inc. formerly known as American Beacon Partners, Inc. and Pavek Investments, Inc. (as amended, the “Beacon Dealer Manager Agreement”).  Pursuant to Section 9 of the Beacon Dealer Manager Agreement, either party may terminate the Beacon Dealer Manager Agreement without cause or penalty upon sixty (60) days notice to the other party.  Beacon continued to serve as dealer manager of the offering until February 3, 2012.  We have entered into an agreement for D.H. Hill Securities LLLP, Humble, Texas to act as our dealer manager effective February 3, 2012.  Beacon is expected to enter into an agreement with D.H. Hill Securities to continue to sell shares of our common stock during the remainder of the offering period.

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary- Terms of the Offering” section on page 6 of the prospectus:

On January 24, 2012, our board of directors, including a majority of our independent directors, approved, and on January 25, 2012, we entered into a dealer manager agreement (the “Hill Dealer Manager Agreement”) with D.H. Hill Securities, LLLP (“D.H. Hill Securities”) whereby D.H. Hill Securities will serve as our exclusive dealer manager in connection with the distribution of shares of our common stock through participating broker-dealers pursuant to our current public offering on a best efforts basis. D.H. Hill Securities commenced providing services pursuant to the Hill Dealer Manager Agreement as of February 3, 2012, subject to the receipt of any required regulatory approvals. As a result, all references in the prospectus to the dealer manager now refer to D.H. Hill Securities.

The terms of the Hill Dealer Manager Agreement are substantially the same as the terms of the dealer manager agreement with Allied Beacon Partners, Inc. (the “Beacon Dealer Manager Agreement”).  Except in certain circumstances described in our Registration Statement on Form S-11, as amended (File No. 333-154750), D.H. Hill Securities will receive selling commissions of 7.0% of the gross offering proceeds from sales of shares of our common stock in the primary offering, all of which will be re-allowed by D.H. Hill Securities to participating broker-dealers. D.H. Hill Securities will also receive a dealer manager fee of up to 2.5% of the gross offering proceeds from sales of our common shares, a portion of which may be re-allowed by D.H. Hill Securities to participating broker-dealers.  No selling commissions, dealer manager fee or other organizational and offering expenses will be paid for shares sold pursuant to the distribution reinvestment plan.

Subject to certain limitations including those set forth in our charter, we will agree to indemnify D.H. Hill Securities and the participating broker-dealers against liabilities, including liabilities under the Securities Act of 1933, as amended, that may arise out of (i) material inaccuracies in our representations and warranties contained in the dealer manager agreement, (ii) material breaches of our covenants contained in the dealer manager agreement, (iii) untrue statements of a material fact contained in our Registration Statement on Form S-11, as amended, prospectus, sales literature or blue sky applications relating to the offering, or (iv) the omission to state a material fact required to be stated in our Registration Statement on Form S-11, as amended, or prospectus relating to the offering.

3.

Change of Contact Information

The following information supersedes and replaces in its entirety the last question and answer on page 29 of the prospectus under “Questions and Answers about this Offering” and similar disclosures elsewhere in the prospectus.

Q:

Who is the transfer agent?

A:

Phoenix American Financial Services is our transfer agent. Its telephone number is (415) 485-4500. Its address is:

2401 Kerner Blvd.

San Rafael, CA 94901

To ensure that any account changes are made promptly and accurately, all changes including your address, ownership type and distribution mailing address should be directed to the transfer agent.

Q:

Where do I send my subscription materials?

A:

For custodial accounts (such as are commonly used for IRAs) send the completed subscription agreement to your custodian who will forward the agreement as instructed below.

For non-custodial accounts, send the completed subscription agreement and check to:

Hartman Short Term Income Properties XX, Inc.

c/o Phoenix American Financial Services

2401 Kerner Blvd.

San Rafael, CA 94901

4.

Declaration of Distributions

The following information supplements the section of our prospectus captioned “Prospectus Summary – Distributions” beginning on page 12 and the section of the prospectus captioned “Description of Shares – Distribution Policy and Distributions” beginning on page 116 of the prospectus:

On December 17, 2011, our Board of Directors authorized the payment of cash distributions to the Company’s shareholders.  The initial cash distribution was declared to (i) be payable in cumulative amounts on or before the 20th day of each calendar month and (ii) be calculated at a rate of $0.001918 per share of common stock per day, a rate which, if paid each day over a 365-day period, is equivalent to a 7.0% annualized distribution rate based on a purchase price of $10.00 per share of common stock.  The initial cash distribution was paid on January 20, 2011.  Thereafter our Board of Directors has continued its resolution to pay monthly cash distributions on the same terms as noted above.  Approval to pay monthly cash distributions at as noted above is currently effective through April 20, 2012.

5.

Completion of Acquisition of Additional Interest in Richardson Heights Shopping Center

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary- Description of Properties and Real Estate-Related Investments to be Developed or Acquired section on page 10 of the prospectus:

On December 28, 2010, we entered into the operating agreement of Hartman Richardson Heights Properties LLC (the “Joint Venture”) with Hartman Short Term Income Properties XIX, Inc. (“Hartman XIX”).  We made an initial capital contribution to the Joint Venture of $1.915 million representing a 10% interest in the Joint Venture.  Hartman Short Term Income Properties XIX, Inc. (“Hartman XIX”), the other member of the Joint Venture is a REIT that is managed by affiliates of our advisor and real property manager.  Hartman XIX made capital contributions totaling $17.235 million to the Joint Venture representing a 90% interest therein.  The Company’s board of directors unanimously approved our entering into the Joint Venture.

On December 28, 2010, the Joint Venture purchased the Richardson Heights Shopping Center (“Richardson Heights”) for $19.15 million on an all cash basis from an unaffiliated seller, LNR Partners, LLC.  The property is located at 100 South Central Expressway in Richardson, Texas, a suburb of Dallas.  It contains 201,433 square feet of rentable space and is currently 57.6% leased by 32 tenants who occupy 115,940 square feet.  Richardson Heights was built in 1958 and was renovated in 2008.  The average rent for the occupied space is $16.73 per square foot.

Significant Tenants

The following table sets forth information about the ten largest tenants as of December 31, 2011, based upon the current monthly base rent annualized at December 31, 2011:

Tenant Name	2011 Base Rent	Rentable SF	Initial Lease Date	Year Expiring
TJ Maxx – discount retail	$ 265,554	27,953	3/1988	2015
Party City – specialty retail	215,450	12,400	9/1993	2013
Jack In The Box – restaurant	150,000	Pad site	7/1985	2012
Taj Mahal Imports – specialty retail	140,544	15,817	7/2000	2016
McDonalds - restaurant	95,148	Pad site	3/2002	2022
Poshak Fashions – specialty retail	68,868	3,826	12/2002	2013
Mediterranean Café - restaurant	62,888	3,250	7/2002	2015
7-Eleven – convenience store	58,795	Pad site	8/2000	2020
Texas Palominas	54,860	12,000	10/2008	2016*
Payless Shoe Source – specialty store	53,214	2,534	7/1991	2012
	$ 1,165,320
*Tenant defaulted 12.31.2011

On April 19, 2011 the Board of Directors of Hartman Short Term Income Properties XX, Inc. (the “Company”) authorized the Company’s officers to consider a series of related transactions to acquire up to all of the limited liability company interest of Hartman XIX in the Joint Venture.  For purposes of determining the value of the transaction between the parties, the respective Boards of Directors of the Company and Hartman XIX determined that the acquisition price for the property is the fair value of the property and the total value of the limited liability company.

On April 20, 2011 the Company acquired an additional 15% limited liability company interest in the Joint Venture from Hartman XIX for $2,872,500 cash. On May 27, 2011 the Company acquired an additional 4% limited liability company interest in the Joint Venture from Hartman XIX for $766,000 cash.  On June 30, 2011 the Company acquired an additional 2% limited liability company interest in the Joint Venture from Hartman XIX for $383,000 cash.  On July 20, 2011 the Company acquired an additional 4% limited liability company interest in the Joint Venture from Hartman XIX for $766,000 cash.  On August 12, 2011 the Company acquired an additional 7% limited liability company interest in the Joint Venture from Hartman XIX for $1,340,500 cash.  On September 13, 2011 the Company acquired an additional 7% limited liability company interest in the Joint Venture from Hartman XIX for $1,340,500 cash.  The source of the cash used to acquire the additional interest in the Joint Venture was proceeds from the current public offering of the Company’s common shares.

On October 31, 2011 Hartman Richardson Heights LLC (the “Joint Venture”) a Texas limited liability owned by Hartman Short Term Income Properties XX, Inc. (the “Company”) and Hartman XIX, distributed a note receivable by the Joint Venture from Hartman XIX to Hartman XIX.  The outstanding amount of the note receivable was $9,750,000.  The source of the proceeds loaned by the Joint Venture to Hartman XIX was loan proceeds to the Joint Venture from a bank secured by a mortgage on the Richardson Heights Shopping Center property.  The note receivable distributed by the Joint Venture has been recorded as a capital distribution.  Following the distribution of the note receivable from Hartman XIX, the capital account of Hartman XIX, exclusive of any allocations of partnership loss was $16,500.  On October 31, 2011 the Company paid Hartman XIX $16,500 to complete its acquisition of 100% of the outstanding equity interest in the Joint Venture.

6.

Placement of Debt on Richardson Heights Shopping Center

On January 31, 2011, Hartman Richardson Heights Properties, LLC, entered into a loan agreement with Texas Capital Bank (“TCB”) for a loan in the amount of $9,575,000.  The loan is secured by a deed of trust lien on the Richardson Heights Shopping Center.  The loan has a 3 year term and bears interest at the greater of 5.5% or TCB’s base rate plus 1%.  The current interest rate is 5.5%.

7.

Risks Related to Conflicts of Interest

The risk factor captioned “ Risks Related to Conflicts of Interest – Our advisor’s executive officers and key personnel of Hartman-affiliated entities that conduct our day-to-day operations and this offering will face competing demands on their time, and this may cause our return to suffer” on page 36 of the prospectus is superseded and replaced as follows:

Risks Related to Conflicts of Interest – executive officers and key personnel of our advisor and property manager will face competing demands on their time, and this may cause our return to suffer.

We rely upon the executive officers and employees of our advisor and our property manager to conduct our day-to day operations and this offering.  These persons also conduct the day-to-day operations of other Hartman-sponsored programs and may have other business interests as well.  Because these persons have competing interests on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities.  During times of intense activity in other programs and ventures, they may devote less time and resources to our business than is necessary or appropriate.  If this occurs, we may lose the opportunity to enter into or renew a lease or to purchase or sell a property and the returns on our investments may suffer.  Our advisor holds a fiduciary relationship to us and to our shareholders and will endeavor to avoid putting us in a situation where we would lose an economic opportunity due to the inability of our advisor or property manager to perform a necessary task.  If our advisor or our property manager were to fail to perform a task necessary to us, our advisor or property manager could be in breach of a fiduciary duty to us and our shareholders.

8.

Directors and Executive Officers

The following information supersedes and replaces its entirety the table on page 60 of the prospectus in the section of our prospectus captioned “Management – Directors and Executive Officers”:

Directors and Executive Officers

Our board of directors will consist of three members, including two directors who are “independent directors” within the meaning of the listing standards of the New York Stock Exchange, or NYSE, as well as within the meaning of the NASAA Statement of Policy regarding Real Estate Investment Trusts (5/7/07). Pursuant to our charter, each of our directors is elected by our stockholders to serve until the next annual meeting of our stockholders and until their successors are duly elected and qualify. See “Provisions of Maryland Law and of Our Charter and Bylaws.” The next annual meeting of our stockholders will be held in 2011. Subject to rights pursuant to any employment agreements, officers serve at the pleasure of our board of directors.

The following table sets forth certain information concerning our directors and executive officers as of the consummation of this offering:

Name	Age	Position
Allen R. Hartman	59	Chairman of the Board, Chief Executive Officer, President
Louis T. Fox, III	51	Chief Financial Officer, Treasurer
James H. Stokes, Jr.	54	General Counsel, Secretary
Jack I. Tompkins	65	Independent Director
Richard R. Ruskey	56	Independent Director

We estimate that our executive officers will spend between 1/3 and 1/2 of their working time on our matters as opposed to those of other entities managed through Hartman Advisors, HIR Management or their affiliates.

The following is a biographical summary of the experience of our directors and executive officers.

Allen R. Hartman, age 59, is our CEO and Chairman of our Board of Directors as well as President of our advisor, Hartman Advisors, and our property manager, HIR Management. In 1984, Mr. Hartman formed Hartman Management and began sponsoring private real estate investment programs. Over the next 24 years, Mr. Hartman built Hartman Management into one of the leading commercial property management firms in the state of Texas and sponsored 20 privately offered programs and one publicly offered program that invested in commercial real estate in Houston, San Antonio and Dallas, Texas. In 1998, Mr. Hartman merged the Hartman real estate programs and formed Hartman Commercial Properties REIT (HCP REIT), now known as Whitestone REIT (see the discussion on page 139 below). He served as CEO and Chairman of the Board of HCP REIT until October, 2006. In April, 2008, Mr. Hartman merged 4 of the 5

Hartman programs to form Hartman Income REIT (HIREIT) and contributed the assets and ongoing business operations of Hartman Management into Hartman Income REIT Management, a wholly owned subsidiary of HIREIT. Currently Mr. Hartman oversees a staff of 55 employees who manage 29 commercial properties encompassing over 3.4 million square feet. In addition to his day-to-day management responsibilities, Mr. Hartman serves as the principal officer of each Hartman sponsored investment program. Mr. Hartman attended the University of Colorado and studied Business Administration.

Louis T. Fox, III, age 51, is our Chief Financial Officer. Mr. Fox also serves as Chief Financial Officer for our advisor and our property manager. He has responsibility for financial reporting, accounting, treasury and investor relations. Prior to joining Hartman Management (now, HIR Management) in March, 2007, Mr. Fox served as Chief Financial Officer of Legacy Brands, a restaurant group from April, 2006 until January, 2007. Prior to that, Mr. Fox served as Chief Financial Officer of Unidynamics, Inc., a specialized EPC manufacturer of unique handling system solutions for the marine and energy industries from January, 2004 until April, 2006. He also served as Treasurer and CFO of Goodman Manufacturing, a major manufacturer of residential and commercial HVAC products for 9 years prior to that. In addition to his years of experience in the manufacturing industry, he has served in senior financial positions in the construction and debt collection service concerns. Fox is a former practicing certified public accountant. He received a Bachelor of Arts degree in accounting from the University of Texas at San Antonio. He started his career as a tax accountant with Arthur Andersen & Co.

James H. Stokes Jr., age 54, is our General Counsel. Mr. Stokes also serves as General Counsel for both our advisor and property manager. In this capacity, Stokes manages our advisor’s in-house legal department and is responsible for all legal matters affecting the Hartman companies. Before joining Hartman Management, (now HIR Management) in September, 2006, Stokes spent over 20 years in his own private law practice, primarily in real estate, corporate law, bankruptcy and civil litigation. He also served as a branch manager for First Colony Commonwealth Title Company and American National Title. Stokes graduated from the University of Texas with a B.A. degree from the Plan II honors program in 1978 and continued his education at the University of Texas School of Law where he received his J.D in 1981.

Jack I. Tompkins, age 65, has served since 1998 as Chairman & CEO of ARTA Equity Advisors, L.L.C., which was formed to engage in various entrepreneurial opportunities. After obtaining his MBA from Baylor University, Mr. Tompkins began his career with Arthur Young & Co., working as a certified public accountant there for three years before joining Arthur Andersen, L.L.P., where he was elected to the partnership in 1981 and served until 1988. While at Andersen he was in charge of the Merger and Acquisition Program for the Houston office as well as head of the Natural Gas Industry Group. From 1988 until October 1996, Mr. Tompkins served as Chief Financial Officer, Senior Vice President and Chief Information, Administrative & Accounting Officer of a large publicly traded energy company. Corporate functions reporting to Mr. Tompkins included financial planning, risk management, tax, accounting, information systems, administration and internal audit. Mr. Tompkins served as Chairman & CEO of Automotive Realty Trust Company of America from its inception in 1997 until its sale to a publicly traded REIT in January 1999. Automotive Realty was formed to engage in the business of consolidating real estate properties owned by automobile dealerships into a REIT. From

March to September of 1999, Mr. Tompkins served as interim Executive Vice President and CFO of Crescent Real Estate Equities as the Company restructured. Mr. Tompkins served as an independent director of Hartman XIX from July 2009 until March 2010 and as an independent director of Hartman Income REIT from January 2008 until July 2009. Mr. Tompkins previously served on the board of directors of Bank of America Texas and Michael Petroleum Corp. He is a member of American Institute of Certified Public Accountants.

Richard R. Ruskey, age 56, began his professional career in 1978 as a Certified Public Accountant with the accounting firm of Peat, Marwick, Mitchell, & Co. in St. Louis, Missouri where he obtained extensive experience in both the audit and tax departments.  In 1983 he joined the firm of Deloitte, Haskins, & Sells as a manager in the tax department.  In 1986 Mr. Ruskey transitioned into the security brokerage industry as the chief financial officer of Westport Financial Group.  Within a one year period he became a full-time broker and due diligence officer for the firm.  In 1990 he continued his career in financial services by joining the broker dealer firm of R. T. Jones Capital Equities, Inc. where he served as due diligence officer.  In June 2010 Mr. Ruskey joined the broker dealer firm of Moloney Securities Co. Inc. where he currently serves as an investment broker and due diligence officer.  Mr. Ruskey received dual B.S. degrees in Accounting and Finance in 1978 from Southern Illinois University – Carbondale. He is a Certified Public Accountant and Certified Financial Planner and is a member of the American Institute of Certified Public Accountants and the Missouri Society of Certified Public Accountants.  He has been an active investor in numerous real estate and business ventures throughout his 30 year career in financial services.

Committees of the Board of Directors

Our entire board of directors considers all major decisions concerning our business, including any property acquisitions. However, we have established an audit committee, a compensation committee and a nominating committee so that certain functions can be addressed in more depth than may be possible at a full board meeting. Independent directors comprise all of the members of the audit committee, compensation committee and nominating committee.

Audit Committee

The audit committee meets on a regular basis at least four times a year. Our audit committee is comprised of our two independent directors, Jack Tompkins and Richard Ruskey. Our board of directors has adopted our Audit Committee Charter and it is posted on Hartman’s web site at www.hi-reit.com. The audit committee’s primary functions are to evaluate and approve the services and fees of our independent auditors; to periodically review the auditors’ independence; and to assist our board of directors in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the stockholders and others, the system of internal controls that management has established, and the audit and financial reporting process.

Compensation Committee

We have established a compensation committee to assist the board of directors in discharging its responsibility in all matters of compensation practices, including any salary and other forms of compensation for our officers and our directors, and employees in the event we ever have employees. Our compensation committee is comprised of our two independent directors, Jack Tompkins and Richard R. Ruskey. Our board of directors has adopted our Compensation Committee Charter and it is posted on Hartman’s web site at www.hi-reit.com. The primary duties of the compensation committee include reviewing all forms of compensation for our executive officers, if any, and our directors; approving all stock option grants, warrants, stock appreciation rights and other current or deferred compensation payable with respect to the current or future value of our shares; and advising on changes in compensation of members of the board of directors.

Nominating/Corporate Governance Committee

We have established a nominating committee. Our nominating committee is comprised of our two independent directors, Jack Tompkins and Richard R. Ruskey. Our board of directors has adopted our Nominating Committee Charter and it is posted on Hartman’s web site at www.hi-reit.com. The nominating committee will recommend nominees to serve on our board of directors. The nominating committee will consider nominees recommended by stockholders if submitted to the committee in accordance with the procedures specified in our bylaws. Generally, this requires that the stockholder send certain information about the nominee to our corporate secretary between 90 and 120 days prior to the first anniversary of the mailing of notice for the annual meeting held in the prior year. Because our directors take a critical role in guiding our strategic direction and oversee our management, board candidates must demonstrate broad-based business and professional skills and experiences, concern for the long-term interests of our stockholders, and personal integrity and judgment. In addition, directors must have time available to devote to board activities and to enhance their knowledge of our industry. The nominating committee is responsible for assessing the appropriate mix of skills and characteristics required of board members in the context of the perceived needs of the board at a given point in time and shall periodically review and recommend for approval by the board any updates to the criteria as deemed necessary. Diversity in personal background, race, gender, age and nationality for the board as a whole may be taken into account favorably in considering individual candidates. The nominating committee will evaluate the qualifications of each director candidate against these criteria in making its recommendation to the board concerning nominations for election or reelection as a director. The process for evaluating candidates recommended by our stockholders pursuant to our bylaws will be no different than the process for evaluating other candidates considered by the nominating committee.

9.

The Advisory Agreement

The following information supersedes and replaces in its entirety the first paragraph after the bullet points on page 67 of the prospectus in the section captioned “The Advisory Agreement”:

The advisory agreement has a one-year term that may be renewed for an unlimited number of successive one-year periods. The current advisory agreement has been renewed through February 9, 2013.  It will be the duty of our board of directors to evaluate the performance of our advisor before entering into or renewing an advisory agreement. The criteria used in such evaluation, including consideration of the reasonableness of advisor compensation in relation to the return to investors, will be reflected in the minutes of such meeting. In addition, either party may terminate the advisory agreement upon 60 days’ written notice without cause or penalty. If we elect to terminate the agreement, we must obtain the approval of a majority of our independent directors. In the event of the termination of our advisory agreement, our advisor is required to cooperate with us and take all reasonable steps requested by us to assist our board of directors in making an orderly transition of the advisory function.

10.

Conflicts of Interest

The following section is added to the prospectus immediately following the section captioned “Conflicts of Interest-Property Manager” on page 81 of the Prospectus:

Irvine Venture Law Firm LLP and James H. Stokes, Jr., our General Counsel, each act, and may in the future act, as counsel to us, Hartman Advisors, Hartman Income REIT Management, Inc. and their affiliates in connection with the Offering.  There is a possibility that in the future the interests of the various parties may become adverse, and under the Code of Professional Responsibility of the legal profession, Irvine Venture Law Firm, LLP or James H. Stokes, Jr. may be precluded from representing any one or all of such parties.  In the event that a dispute were to arise between us, Hartman Advisors, Hartman Income REIT Management, Inc. or any of our respective affiliates, separate counsel for such matters will be retained as and when appropriate.

11.

Certain Conflict Resolution Procedures

The following information supersedes and replaces in its entirety the sections of our prospectus captioned” Conflicts of Interest – Certain Conflict Resolution Procedures- “Our Acquisitions” and “Loans” beginning on page 84 of the prospectus:

We expect our independent directors to act on all matters in which a conflict of interest may arise, and all of our directors have a fiduciary obligation to act on behalf of our stockholders. In order to reduce or eliminate certain potential conflicts of interest, our charter contains a number of restrictions relating to conflicts of interest, including the following:

Our Acquisitions. We will not purchase or lease properties in which our sponsor, our advisor,  any of our directors or officers or any of their respective affiliates has an interest without a determination by a majority of the directors, including a majority of the independent directors, not otherwise interested in such transaction that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the property to the seller or lessor unless there is substantial justification for any amount that exceeds such cost and such excess amount is determined to be reasonable. We will not sell or lease properties to our sponsor, our advisor, any of our directors or any of their respective affiliates unless a majority of the directors, including a majority of the independent directors, not otherwise interested in the transaction, determines the transaction is fair and reasonable to us. We expect that from time to time our advisor or its affiliates will temporarily enter into contracts relating to investment in properties and other assets all or a portion of which is to be assigned to us prior to closing or may purchase property or other investments in their own name and temporarily hold title for us. We may, however, purchase properties developed by affiliates of our advisor and our property manager. We will purchase properties from an affiliate at a price designed to afford such affiliate a reasonable profit, as approved by our independent directors, but in no case, at a price above the fair market value determined by our independent directors, and by an independent qualified appraiser where the transaction is with an affiliate of our sponsor, advisor or a director. Our independent directors may elect to determine the value of a property based on the application of an appropriate capitalization rate to the property’s net income or, in appropriate situations, recent sales prices of comparable properties or they may opt to require an independent appraisal of any such property. The independent directors will determine the appropriate capitalization rate under prevailing market conditions and whether and to what extent the sale of another property should be considered comparable in valuing one or more of our properties. Our conflict resolution guidelines present clear standards for the advisor to follow to determine which of the three Hartman affiliated REITs currently in business will have the first opportunity to purchase, finance or sell a property or to negotiate with a prospective tenant. In such an event, Hartman Advisors and HIR Management will offer properties to be developed to one of the other REITs first and will offer all other commercial rental properties to us first.

Loans.

We will not make any loans to our sponsor, our advisor, any of our directors or any of their respective affiliates. In addition, our sponsor, our advisor, our directors and their respective affiliates will not make loans to us or to joint ventures in which we are a joint venture partner unless approved by a majority of the directors, including a majority of the independent directors, not otherwise interested in the transaction as fair, competitive and commercially reasonable, and no less favorable to us than comparable loans between unaffiliated parties.

The following information supersedes and replaces in its entirety the section of our prospectus captioned” Conflicts of Interest – Certain Conflict Resolution Procedures- Allocation of Investment Opportunities” on page 85 of the prospectus:

Allocation of Investment Opportunities. In the event of a potential conflict in acquiring a property, Hartman Advisors and HIR Management will offer the first opportunity to purchase properties to be developed to other Hartman sponsored entities and will offer the first opportunity to purchase all other commercial rental properties to us. Our independent directors will have the opportunity to vote on whether to purchase the property made available on the terms offered.  It is the duty of the directors, including the independent directors, to insure that such method of allocating investment opportunities is fairly applied to us.

12.

Meetings and Special Voting Requirements

The following information supersedes and replaces the fifth paragraph in the section of our prospectus captioned “Description of Shares - Meetings and Special Voting Requirements” beginning on page 113 of the prospectus:

Holders of shares of our common stock are entitled to receive a copy of our stockholder list upon request in connection with the exercise of their voting rights or for other proper and legitimate purposes. Such list may not be used to solicit the acquisition of our shares or for another commercial purpose other than in the interest of the stockholders relative to our affairs. The list provided by us will include each common stockholder’s name, address and telephone number and the number of shares owned by each common stockholder, and will be sent within ten days of the receipt by us of the request. A stockholder requesting a list will be required to pay reasonable costs of postage and duplication. Holders of shares of our common stock and their representatives shall also be given access to our bylaws, minutes of the proceedings of stockholders, our annual report and any voting trust agreements that we have on file, at reasonable times. We have the right to ask that a requesting stockholder represent to us that the list and those records identified above will not be used to pursue commercial interests.

13.

Restrictions on Roll-Up Transactions

The following information supersedes and replaces the second paragraph in the section of our prospectus captioned “Restrictions on Roll-Up Transactions” beginning on page 120 of the prospectus:

In connection with any proposed Roll-up Transaction involving the issuance of securities of a Roll-up Entity, an appraisal of all of our assets shall be obtained from a competent independent appraiser. The assets shall be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed Roll-up Transaction. The appraisal shall assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of the independent appraiser shall clearly state that the engagement is for our benefit and the benefit of our stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, shall be included in a report to stockholders in connection with any proposed Roll-up Transaction.  The appraisal shall be filed with the SEC and the states as an exhibit to the registration statement for the Roll-up Transaction.

14.

Subscription Process

The following information supersedes and replaces the section of our prospectus captioned “Subscription Process” beginning on page 132 of the prospectus:

We will sell shares of our common stock when subscriptions to purchase shares are received and accepted by us. If you meet our suitability standards, you may subscribe for shares by completing and signing a subscription agreement, like the one contained in this prospectus as Exhibit B, according to its instructions for a specific number of shares and delivering to us a check for the full purchase price of the shares. Now that we have raised $2,000,000, you should make your check payable to “Hartman Short Term Income Properties XX, Inc.”.  You should exercise care to ensure that the subscription agreement is filled out correctly and completely. By executing the subscription agreement, you will acknowledge that:

•

you have received this final prospectus;

•

you accept and agree to the terms of our charter;

•

you meet the net worth and net income requirements described in this final prospectus;

•

 for purposes of meeting our suitability standards, net worth shall be determined exclusive of your home, home furnishings and automobiles;

•

you are purchasing the shares for your own account;

•

if you are a Kansas resident, the Office of the Kansas Securities Commissioner recommends that your aggregate investment in our shares and similar direct participation investments should not exceed 10% of your liquid net worth. For these purposes, “liquid” net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities;

•

if you are an Alabama, Kentucky, Massachusetts, Michigan or Pennsylvania resident, your investment in us and other similar direct participation programs does not exceed 10% of your liquid net worth and that you meet one of our suitability standards;

•

if you are a Missouri or Tennessee resident, your aggregate investment in us does not exceed 10% of your liquid net worth and that you meet one of our suitability standards;

•

if you are an Iowa, Massachusetts, Michigan, Nebraska, Ohio or Pennsylvania resident, your investment in us and other Hartman-sponsored real estate programs does not exceed 10% of your liquid net worth and that you meet one of our suitability standards; In the case of Iowa and Nebraska residents, Shares will only be sold to investors who have either (1) a minimum net worth of $100,000 (exclusive of home, auto and furnishings) and annual income of $70,000 or (2) a minimum net worth of $350,000 (exclusive of home, auto and furnishings);

•

if you are a California resident, your aggregate investment in us does not exceed 10% of your net worth which shall be determined exclusive of your home, home furnishings and automobiles and that you have either (1) an annual gross income of at least $70,000 and a net worth  of at least $120,000 (as determined above) or (2) a minimum net worth of $250,000 (as determined above); and

•

there is no public market for our shares.

We include these representations in our subscription agreement in order to prevent persons who do not meet our suitability standards or other investment qualifications from subscribing to purchase our shares. See also the section of this prospectus captioned “How to Subscribe”.

Subscriptions will be effective upon either our: (1) acceptance and countersigning of the subscription agreement or (2) admission of the investor as a stockholder, both of which will be evidenced by sending a confirmation of our acceptance of the purchase to the investor.  The date of acceptance will be the date that we admit the investor as a stockholder, which may or may not be the date on which the corresponding confirmation is sent. We reserve the right to reject any subscription in whole or in part, notwithstanding our deposit of the subscription proceeds in an escrow or company account. We may not accept a subscription for shares until at least five business days after the date you receive this final prospectus. Subject to compliance with Rule 15c2-4 of the Exchange Act of 1934, as amended, our dealer manager and the broker-dealers participating in the offering will submit an investor’s check promptly to the escrow agent or to us, as applicable.

We will accept or reject subscriptions within 30 days after we receive them. If your subscription agreement is rejected, your funds (including interest, to the extent earned) will be returned to you within ten business days after the date of such rejection. If your subscription is accepted, you will receive a confirmation of your purchase after you have been admitted as an investor. After raising the minimum offering amount, we expect to admit new investors at least monthly.

15.

Minimum Offering

The following information supersedes and replaces the section of our prospectus captioned “Minimum Offering” beginning on page 133 of the prospectus:

Subscription proceeds were placed in escrow until such time as subscriptions to purchase at least $2.0 million of shares of common stock were received and accepted by us (the “Minimum Offering”), which occurred as of December 20, 2010. Any shares purchased by our advisor or its affiliates were not counted in calculating the Minimum Offering. Funds in escrow were invested in short-term investments, which included obligations of, or obligations guaranteed by, the U.S. government or bank money-market accounts or certificates of deposit of national or state banks that have deposits insured by the Federal Deposit Insurance Corporation. Subscribers could not withdraw funds from the escrow account.

If the Minimum Offering had not been received and accepted by February 9, 2011 (one year after the date of this prospectus), our escrow agent would have promptly notified us, and we would have terminated this offering and your funds (including interest, to the extent earned) and subscription agreement would have been returned to you promptly after the date of such termination. In such event, our escrow agent was obligated to use its best efforts to obtain an executed Internal Revenue Service Form W-9 from each subscriber whose subscription was rejected. In the event that a subscriber failed to remit an executed Internal Revenue Service Form W-9 to our escrow agent prior to the date our escrow agent returned the subscriber’s funds, our escrow agent would have been required to withhold from such funds 28.0% of the earnings attributable to such subscriber in accordance with Treasury Regulations.

16.

Incorporation by Reference

We have elected to “incorporate by reference” certain information into this prospectus supplement.  By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the Securities and Exchange Commission, or “SEC”.  The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus.  The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-154750) except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

(1)

Current Reports on Form 8-K filed with the SEC on December 17, 2010, December 28, 2010,  April 13, 2011, April 20, 2011, April 27, 2011, May 27, 2011, June 30, 2011, July

20, 2011, July 28, 2011, August 12, 2011, September 13, 2011, November 3, 2011, November 4, 2011, January 3, 2012 and February 1, 2012;

(2)

Annual Report on Form 10-K filed with the SEC on March 31, 2010 and March 31, 2011;

(3)

Quarterly Report on Form 10-Q filed with the SEC on May 14, 2010, August 13, 2010, November 15, 2010, May 18, 2011 and August 17, 2011 and November 14, 2011 and on Form 10-Q/A filed with the SEC on April 13, 2011 and August 18, 2011;

All of the documents that we have incorporated by reference into this prospectus are available on the SEC’s website, www.sec.gov.  In addition, these documents can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549.  Copies also can be obtained by mail from the Public Reference Room at prescribed rates.  Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room.

In addition, we will provide to each person, including any beneficial owner of our common stock, to whom this prospectus is delivered, a copy of any of all of the information that we have incorporated by reference into this prospectus, as supplemented, but not delivered with this prospectus.  To receive a free copy of any of the documents incorporated by reference in the prospectus, other than the exhibits, unless they are specifically incorporated by reference in those documents, write us at 2909 Hillcroft, Ste. 420, Houston, Texas 77057, Attention: Investor Relations, or contact our offices at (713) 467-2222.  The documents also may be accessed on the link to our website at www.hi-reit.com. The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

Hartman Short Term Income Properties XX, Inc.

SUBSCRIPTION AGREEMENT

See pages 132- 136 of the Final Prospectus for instructions

1.	INVESTMENT

Minimum Purchase $10,000; $5,000 for IRAs	Make Investment Checks Payable to:
__________________ ___________	Hartman Short Term Income Properties XX, Inc.
Total $ Invested # of Shares

2.	LIQUIDITY

I have received the Final Prospectus and acknowledge that this
investment is considered illiquid.	Initials	Initials

3.	TYPE OF OWNERSHIP

NON QUALIFIED		QUALIFIED***
☐ Individual ☐ Joint Tenants with Rights of Survivorship (JTWROS) ☐ Joint Tenants in Common (JTIC) ☐ Uniform Gift to Minors Act (UGMA) ☐ Partnership ☐ Corporation ** ☐ Pension or Profit Sharing Plan

☐ Trust * / Trust Type:________

(Please specify, i.e. family, living, revocable, etc.)

☐ Other: ___________________

* Must attach a copy of title and signature page of trust document

** Must include requisite resolutions of the board of directors.

☐  IRA/IRA Rollover

☐  Qualified Pension Plan

☐  Qualified Profit Sharing Plan

☐  KEOGH

☐  Other: _________________

*** All IRA accounts must be forwarded to custodian for processing and signatures. Custodian will then submit to Hartman Short Term Income Properties XX, Inc.

4.	INVESTOR NAME AND ADDRESS

Skip this section if it is the same as the registration information in section 5. This is typical in the case of individual and joint accounts.

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Dr. ☐ Other _________ Name(s)	Taxpayer Identification Number __ __ - __ __ __ __ __ __ __
Social Security Number
__ __ __ - __ __ - __ __ __ __
Trust & Custodial accounts must provide a TIN and a SSN

Street Address or P.O. Box

City	State	Zip Code

Home Phone Number	E-Mail

(ALL FOUR PAGES MUST BE COMPLETED)

5.	REGISTRATION INFORMATION AND ADDRESS

Please print name (s) in which shares are to be registered. Include trust or custodial name, if applicable. Hartman Short Term Income Properties XX, Inc. (the “Company”) does not provide custodial services; therefore, if this is a custodial account, a custodian must be selected and indicated below. Also, custodian must sign and process paperwork prior to submission to the Company.

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Dr. ☐ Other _________ Name(s)		Taxpayer Identification Number __ __ - __ __ __ __ __ __ __
Social Security Number
__ __ __ - __ __ - __ __ __ __
Trust & Custodial accounts must provide a TIN and a SSN
Street Address or P.O. Box
City	State	Zip Code

Home Phone Number	Occupation
Birth Date

6. ___  INVESTOR ACKNOWLEDGEMENT (PLEASE SEPARATELY INITIAL EACH OF THE REPRESENTATIONS BELOW)___

In order to induce the Company to accept this subscription, I (we) hereby represent and warrant to the Company as follows:

(a)	I have received the Final Prospectus.
		Initials	Initials
(b)	I accept and agree to the terms and conditions of the Company charter.
		Initials	Initials
(c)	I am purchasing the Shares for my own account and I further acknowledge that the investment is not liquid.
		Initials	Initials

The Sponsor or any person selling shares on behalf of the Sponsor or the Company may not complete a sale of shares to a shareholder until at least five business days after the date the shareholder receives the final Prospectus.

The Sponsor or the person designated by the Sponsor shall send each shareholder a confirmation of his or her purchase.

7. ___ DISTRIBUTIONS (YOU MUST CHECK ONE OF THE FOLLOWING) _________________________________

NOTE: Hartman Short Term Income Properties XX, Inc. does not provide custodial services. If this is a custodial account, please ensure that you have completed Section 5 appropriately and indicated the name of the custodian.

☐	I prefer to participate in the Dividend Reinvestment Plan with the transfer agent selected in the Final Prospectus
☐	I prefer distributions be paid to me at my address listed under Section 5
☐	I prefer to direct distributions to a party other than the registered owner per my instructions below
☐	I prefer distributions to be deposited directly into the following account: Checking ☐ Savings ☐
I wish to have my distributions deposited via: U.S. Mail ☐ Electronic Deposit ☐
(If you wish to have your distributions deposited electronically, please include the appropriate voided check)

Institution

Name     _______________________________________   Account Number _______________________________

Name on

Account _______________________________________ ABA Routing Number ____________________________

Street Address or P.O. Box _______________________________________________________________________

City ___________________________________ State____________________ Zip Code _____________________

I declare that the information supplied above is true and correct and may be relied upon by the Company in connection with my investment in Hartman Short Term Income Properties XX, Inc. Under penalties of perjury, by signing this Signature Page, I hereby certify that (a) I have provided herein my correct Taxpayer Identification Number, and (b) I am not subject to back-up withholdings as a result of a failure to report all interest or dividends, or the Internal Revenue Service has notified me that I am no longer subject to back-up withholding.

(MUST BE SIGNED BY INVESTOR (S) OR TRUSTEE (S) AND, IF QUALIFIED PLAN, BY CUSTODIAN)

Signature of investor or trustee              Signature of joint owner, or custodian if applicable        Date

8. __ BROKER DEALER (TO BE COMPLETED BY REGISTERED REPRESENTATIVE) _________________

The registered representative must sign below to complete order. The registered representative warrants that it is a duly licensed Broker-Dealer or authorized representative and may lawfully offer shares in the state designated as the investor’s address or the state in which the sale was made, if different. The registered representative warrants that he has reasonable grounds to believe this investment is suitable for the subscriber and that he has informed subscriber of all aspects of liquidity and marketability of this investment.

Broker Dealer Name

BD Address

City	State	Zip Code

Reg. Rep.	Rep. Phone Number

Rep. Address

City	State	Zip Code

Email Address

Representative CRD #:	BD Representative #:

Registered representative signature	Broker-Dealer signature, if required by Broker Dealer

9. ___	SUITABILITY ACKNOWLEDGEMENT

(PLEASE SEPARATELY INITIAL EACH OF THE REPRESENTATIONS BELOW)

In order to induce the Company to accept this subscription, I (we) hereby represent and warrant to the Company as follows:

I (we) have a net worth (exclusive of home, home furnishings and automobiles) of $250,000 or more, or that I (we) meet the higher suitability requirements imposed by my (our) state of primary residence as set forth in the final Prospectus under “Suitability Standards.

Initials

I (we) have a net worth (as determined above) of at least $70,000 and had during the last year or estimate that I (we) will have during the current tax year a minimum of $70,000 annual gross income, or that I (we) meet the higher suitability requirements imposed by my (our) state of primary residence as set forth in the final Prospectus under “Suitability Standards.”

Initials
I (we) have reviewed and signed the supplemental subscription agreement for my (our) state of primary residence.
Initials
For residents of Missouri and Tennessee only: My (our) aggregate investment in the Company does not exceed 10% of my (our) liquid net worth and I (we) meet one of the Company’s suitability standards.
Initials

For residents of California only: My (our) aggregate investment in the Company does not exceed 10% of my (our) net worth (excluding home, home furnishing and automobiles) and I (we) have either (1) a gross annual income of at least $70,000 and a net worth (as determined above) of at least $120,000 or (2) a net worth of at least $250,000 (as determined above).

Initials

For residents of Kansas only: I (we) acknowledge that it is recommended by the office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and other direct participation investments.  “Liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Initials

For residents of Alabama, Kentucky, Massachusetts, Michigan, and Pennsylvania only: My (our) liquid net worth is at least 10 times my (our) maximum investment in the Company and other similar direct participation programs and I (we) meet one of the Company’s suitability standards.

Initials

For residents of Iowa and Nebraska only: My (our) investment in the Company and its affiliates does not exceed 10% of my (our) liquid net worth and I (we) have either (1) a minimum net worth of $100,000 (exclusive of home, auto and furnishings) and an annual income of $70,000 or, (2) a minimum net worth of $350,000 (exclusive of home, auto and furnishings).

Initials

For residents of Massachusetts, Michigan, Ohio and Pennsylvania only: My (our) investment in the Company and its affiliates does not exceed 10% of my (our) liquid net worth and I (we) meet one of the Company’s suitability standards

Initials
For residents of Alabama, Ohio and Tennessee only: I (we) acknowledge that I (we) are not eligible to participate in the Automatic Purchase Plan.
Initials

10.	___ SIGNATURES

I (We) represent to you that (a) the information contained herein is complete and accurate and may be relied upon by you and (b) I (We) will notify you immediately of any material adverse change in any of such information occurring prior to the acceptance of my subscription.

In WITNESS WHEREOF, I (We) have initialed the foregoing statements and executed this Subscription Agreement Signature Page this _____ day of____________________, 2012.

Individual Investors:
Print or Type Name

Signature

Address

Print or Type Name

Signature

Address

Please mail completed Subscription Agreement (with all signatures) and personal check(s) made payable to

Hartman Short Term Income Properties XX, Inc.

c/o Phoenix American Financial Services

2401 Kerner Blvd

San Rafael, CA 94901

1-800-880-2212 - Investor Relations

Exhibits D:

HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.

SUPPLEMENT NO. 4 DATED AUGUST 23, 2012

TO THE PROSPECTUS DATED FEBRUARY 9, 2010

This document supplements, and should be read in conjunction, with, the prospectus of Hartman Short Term Income Properties XX, Inc. (the “Company”) dated February 9, 2010 and the Supplement No. 3 dated February 8, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)

Status of our public offering;

(2)

Recent Real Estate Investments;

(3)

Revision of Suitability Standards;

(4)

Revision of the Prospectus Summary;

(5)

Revision to Questions and Answers About This Offering;

(6)

Revision to Risk Factors;

(7)

Revision to Investment Objectives and Criteria;

(8)

Revision to Meetings and Special Voting Requirements;

(9)

Incorporation by reference of certain  information into our prospectus;

(10)

Modified form of Subscription Agreement.

1.

Status of Our Public Offering

We commenced our initial public offering of 27,500,000 shares of common stock on February 9, 2010.  Of these shares, we are offering 25,000,000 shares in a primary offering and have reserved and are offering 2,500,000 shares pursuant to our distribution reinvestment plan.  Pursuant to the terms of the offering, we were required to deposit all subscription proceeds in escrow pursuant to the terms of the Escrow Agreement with Trustmark Bank until we received subscription aggregating at least $2,000,000.  As of December 20, 2010, we had satisfied these conditions of the Escrow Agreement.  As of August 1, 2012 we had accepted investors’ subscriptions for, and issued, 2,828,657.9764 shares of our common stock in the offering, resulting in gross proceeds of $27,799,693.88.

1

2.

Recent Real Estate Investments

The following information and supplements should be read in conjunction with the section of our prospectus captioned “Prospectus Summary- Description of Properties and Real Estate-Related Investments to be Developed or Acquired beginning on page 10 of the prospectus:

Cooper Street Plaza

 On May 11, 2012, the Company acquired a fee simple interest in a 127,696 square foot shopping center located in Arlington, Texas commonly known as Cooper Street Plaza through a wholly owned subsidiary, Hartman Cooper Street Plaza, LLC (“Cooper Street LLC”).  Cooper Street LLC acquired Cooper Street Plaza from Regency Centers, LP, an unrelated third party seller, for a purchase price of $10,612,500, exclusive of closing costs.

Cooper Street Plaza was constructed in 1992.  It was 92% occupied on the date of purchase.  Major tenants are Home Depot Garden Center, Office Depot, K&G Men’s Store and TGI Friday’s.

Significant Tenants

The following table sets forth information about the five largest tenants of Cooper Street Plaza as of August 1, 2012, based upon their current annual base rent:

Tenant Name	Base Rent	Rentable SF	Initial Lease Date	Year Expiring
K&G Men’s Company	$ 338,334	31,473	7/2007	2017
Home Depot	304,632	35,840	5/2002	2023
Office Max	150,500	21,500	11/2011	2014
Mattress Firm, Inc.	96,050	3,588	12/2011	2018
TGI Friday’s Inc.	93,216	5,568	10/2007	2017

Financing

In connection with the acquisition of Cooper Street Plaza, the Company and its wholly owned subsidiaries, Cooper Street, LLC and Hartman Richardson Heights Properties, LLC (“Richardson Heights, LLC”), entered into an agreement for a revolving loan (the “Loan” ) with Texas Capital Bank, NA (the “Lender”) to provide up to $30 million of loan proceeds with an initial draw of $14 million.  The Loan is secured by Deed of Trust liens on Cooper Street Plaza and the Richardson Heights Shopping Center (“Richardson Heights Center”) owned by Richardson Heights, LLC.  Proceeds of the Loan were used to (1) pay in full a $9.575 million loan secured by Richardson Heights Property (2) pay loan fees and related costs, and (3) to partially fund the purchase price of Cooper Street Plaza.

The Loan has a maturity date of May 10, 2015.  Interest on the outstanding principal balance of the Loan accrues at the rate designated by Lender as its Base Rate plus one percent (1%), but never less than five percent (5.0%) per annum.  Interest is payable monthly.

2

Haute Harwin Fashion Center

On May 2, 2012, the Company purchased a non-performing promissory note in the original amount of $5,200,000 (the “Note”) from Wells Fargo Bank, N.A., as Trustee for the Registered Holders of Credit Suisse First Boston Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2005-C6 for $3,215,237.  The Note was secured by a Deed of Trust on a 39,105 square foot shopping center located at 6959 Harwin Drive, Houston, Texas, known as Haute Harwin Fashion Center which was owned by Parisaam Houston, LLC (“Parisaam”).

Parisaam defaulted under the terms of the Deed of Trust and on August 7, 2012, the Company foreclosed its lien and purchased Haute Harwin Fashion Center for the outstanding balance on the Note.

Significant Tenants

The following table sets forth information about the five largest tenants of Haute Harwin Fashion Center as of August 1, 2012, based upon their current annual base rent:

Tenant Name	Base Rent	Rentable SF	Initial Lease Date	Year Expiring
Accessory Outlet	$100,974	5,854	11/2004	2014
All Dressed Up	51,456	2,680	12/2004	2012
Exclusive Wireless, Inc.	42,000	4,282	8/2011	2013
Denim Factory	36,000	5,498	6/2008	2012
Iglesia Palabra Church	36,000	4,611	8/2011	2013

3. Revision of Suitability Standards

The following information supersedes and replaces the fifth paragraph in the section of our prospectus captioned “Suitability Standards- General” beginning on page 1 of the prospectus and similar disclosures elsewhere in the prospectus:

Several states have established suitability requirements that are more stringent than our standards described above. Shares will be sold only to investors in these states who meet our suitability standards set forth above along with the special suitability standards set forth below:

•

For Kansas Residents – It is recommended by the office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and other direct participation investments. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

•

For Alabama, Kentucky, Massachusetts, Michigan and Pennsylvania Residents – Shares will only be sold to residents of the States of Alabama, Kentucky, Massachusetts, Michigan and Pennsylvania representing that they have a liquid net worth of at least ten times their investment in us and other similar direct participation programs and that they meet one of our suitability standards.

3

•

For Missouri and Tennessee Residents – Shares will only be sold to residents of the States of Missouri and Tennessee representing that they will not invest, in the aggregate, more than 10% of their liquid net worth in us and that they meet one of our suitability standards.

•

For California Residents – Shares will only be sold to residents of the State of California representing that they will not invest, in the aggregate, more than 10% of their net worth (excluding the value of an investor’s home, furnishings and automobiles) in us and who have a gross annual income of at least $70,000 and a net worth (excluding the value of an investor’s home, furnishings and automobiles) of at least $120,000 or a minimum net worth of $250,000 (excluding the value of an investor’s home, furnishings and automobiles).

•

For Iowa, Massachusetts, Michigan, Nebraska, New Mexico, Ohio and Pennsylvania Residents – Shares will only be sold to residents of the States of Iowa, Massachusetts, Michigan, Nebraska, New Mexico, Ohio and Pennsylvania representing that they have a liquid net worth of at least ten times their investment in us and our affiliates and that they meet one of our suitability standards. In the case of Iowa and Nebraska residents, Shares will only be sold to investors who have a minimum Net Worth of $100,000 (exclusive of home, auto and furnishings) and annual income of $70,000 or, in the alternative, a Net Worth of $350,000 (exclusive of home, auto and furnishings).

4.

Revision of the Prospectus Summary

The following information supersedes and replaces the bullet point two in the section of our prospectus captioned “Prospectus Summary- Summary Risk Factors” beginning on page 7 of the prospectus:

•

There is no public trading market for our shares, and we cannot assure you that one will ever develop. Until our shares are listed, if ever, you may not sell your shares unless the buyer meets the applicable suitability and minimum purchase standards. Furthermore, if we do not achieve our goal of commencing a liquidation, listing or merging with another Hartman sponsored entity within five years after the termination of this offering, your shares may continue to be illiquid and you may, for an indefinite period of time, be unable to convert your investment into cash easily with minimum loss. In addition, our charter prohibits the ownership of more than 9.8% of our outstanding shares of common or preferred stock, unless exempted by our board of directors. Until our shares are publicly traded, you will have difficulty selling your shares, and even if you are able to sell your shares, you will likely have to sell them at a substantial discount.

The following information supersedes and replaces the second paragraph in the section of our prospectus captioned “Prospectus Summary- Description of Properties and Real Estate-Related Investments to be Developed or Acquired” beginning on page 10 of the prospectus:

We may invest in a wide variety of light commercial properties, including, without limitation, office buildings, business and industrial parks, manufacturing facilities, single-tenant properties, warehouses and distribution facilities. We may purchase properties that have been constructed and have operating histories, are newly constructed, are under development or construction, or are not yet developed. Additionally, as a

4

property reaches what we believe to be its optimum value, we will consider disposing of the property and may do so for the purpose of either distributing the net sale proceeds to our stockholders or investing the proceeds in other properties that we believe may produce a higher overall future return to our investors. We anticipate that such dispositions typically would occur within five years after the termination of this offering. However, we may consider investing in properties with a different anticipated holding period in the event such properties provide an opportunity for an attractive overall return.

The following information supersedes and replaces the section of our prospectus captioned “Prospectus Summary- Listing or Liquidation” beginning on page 20 of the prospectus:

We intend to begin the process of liquidating our assets, listing our shares or merging with another Hartman sponsored entity within five years of the termination of this primary offering.

Market conditions and other factors could delay the commencement of our liquidation, the listing of our shares on a national securities exchange or our merger with another Hartman sponsored entity beyond five years from the termination of this offering. Even after we decide to liquidate, we would attempt to conclude our liquidation in a prudent manner depending on real estate and financial markets, economic conditions of the areas in which the properties are located and federal income tax effects on stockholders that may prevail in the future. After commencing a liquidation, we would continue in existence until all properties are sold and our other assets are liquidated.

5.

Questions and Answers About This Offering

The following information supersedes and replaces the seventh and thirteenth questions in the section of our prospectus captioned “Questions and Answers About This Offering” beginning on page 25 of the prospectus:

Q:

 What is an unlisted finite-life public REIT?

A: We have publicly registered the sale of our shares but we have determined not to list our shares on an exchange for public trading at this time. We intend to begin the process of liquidating our assets, listing our shares or merging with another Hartman sponsored entity within five years of the termination of this primary offering.  If we do not begin the process of liquidating our assets or listing our shares within ten years of the termination of this primary offering, our charter requires that our Board of Directors call a stockholders meeting to present a proposal for the orderly disposition of the company’s assets or an alternate strategy such as a merger.  Prior to making an acquisition, we will perform an individual analysis of the asset to determine whether it meets our investment criteria, including the probability of sale at an optimum price within our targeted fund life.

Q:

How will you decide to sell one or more assets?

     A:

As each of our investments reach what we believe to be its optimum value, we will consider disposing of the investment and may do so for the purpose of either distributing the net sale proceeds to our stockholders or investing the proceeds in other assets that we believe may produce a higher overall future return to our investors.  We anticipate that any such dispositions typically would occur within five years from the termination of this offering. However, in accordance with our investment objective of

5

achieving maximum capital appreciation, we may sell a particular property or other asset before or after this anticipated holding period if, in the judgment of our advisor and our board of directors, selling the asset is in our best interest. The determination of when a particular investment should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property or other investment is anticipated to decline substantially, whether we could apply the proceeds from the sale of the asset to make other investments consistent with our investment objectives, whether disposition of the asset would allow us to increase cash flow, and whether the sale of the asset would constitute a prohibited transaction under the Internal Revenue Code or otherwise impact our status as a REIT.

6.

Revision of Risk Factors

The following information supersedes and replaces the second paragraph of the sixth risk factor in the section of our prospectus captioned “Risk Factors- Risks Related to Our Business in General” beginning on page 39 of the prospectus:

•

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.

In order to be excluded from regulation under the Investment Company Act, we intend to engage primarily in the business of buying real estate, mortgages and other liens on or interests in real estate. The position of the SEC staff generally requires us to maintain at least 55% of our assets directly in qualifying real estate interests in order for us to maintain our exemption.

The following information supersedes and replaces the eleventh risk factor in the section of our prospectus captioned “Risk Factors- Risks Related to Our Business in General” beginning on page 42 of the prospectus:

•

We may not successfully implement our exit strategy, in which case you may have to hold your investment for an indefinite period.

We intend to begin the process of liquidating our assets, listing our shares or merging with another Hartman sponsored entity within five years of the termination of this primary offering.

7.

Revision of Investment Objectives and Criteria

The following information supersedes and replaces the first two paragraphs of the section of our prospectus captioned “Investment Objectives and Criteria- General” beginning on page 86 of the prospectus and similar disclosures elsewhere in the prospectus:

We intend to acquire and operate commercial real estate and real estate-related assets. In particular, we will focus generally on acquiring primarily newly-developed, income-producing light industrial real properties, retail properties and other commercial buildings. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction. We expect to make our investments in or in respect of real estate assets located in the United States and other countries based on our view of existing market conditions.

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Our primary investment objectives are:

•

to realize growth in the value of our investments within five years of the termination of this offering;

•

to preserve, protect and return your capital contribution;

•

to grow net cash from operations such that more cash is available for distributions to you; and

•

to enable you to realize a return of your investment by beginning the process of liquidating and distributing cash to you, by listing our shares for trading on a national securities exchange or by merging with another Hartman sponsored entity within five (5) years after termination of this offering.

We intend to begin the process of liquidating our assets, listing our shares by merging with another Hartman sponsored entity within five years of the termination of this primary offering.  We believe that we will require up to 2 to 3 years after the close of this offering to acquire a portfolio of real property assets, up to 5 years to fully lease the properties and bring them to their potential value. After that time, we expect to commence the sale and liquidation of our portfolio or cause our shares to be listed for sale on a national securities exchange. We believe that our projected time table is a short term cycle in the context of a real estate investment fund raising capital, acquiring a portfolio of properties, bringing the properties up to their potential in income and value, and liquidating the portfolio.

The following information supersedes and replaces paragraph four in the section of our prospectus captioned “Investment Objectives and Criteria- Acquisition and Investment Policies” beginning on page 87 of the prospectus:

We intend to hold our assets for up to five years from the termination of this offering. We believe that holding our assets for this period will enable us to capitalize on the potential for increased income and capital appreciation of such assets while also providing for a level of liquidity consistent with our investment strategy and fund life. Though we will evaluate each of our assets for capital appreciation generally within a targeted holding period of five years from the termination of this offering, we may consider investing in properties and other assets with a different holding period in the event such investments provide an opportunity for an attractive return in a period that is consistent with the life of this fund. Further, economic or market conditions may influence us to hold our investments for different periods of time.

The following information supersedes and replaces the first paragraph in the section of our prospectus captioned “Investment Objectives and Criteria- Investments in Real Property” beginning on page 88 of the prospectus:

In executing our investment strategy with respect to investments in real property, we will seek to invest in assets that we believe may be repositioned or redeveloped so that they will reach an optimum value within five years from the termination of this offering. We may develop or acquire properties with lower tenant quality or low occupancy rates and reposition them by seeking to improve the property, tenant quality and occupancy rates and thereby increase lease revenues and overall property value. Further, we

7

may invest in properties that we believe are an attractive value because all or a portion of the tenant leases expire within a short period after the date of acquisition, and we intend to renew leases or replace existing tenants at the properties for improved returns. We may acquire properties in markets that are depressed or overbuilt with the anticipation that, within our targeted holding period, the markets will recover and favorably impact the value of these properties. We may also acquire properties from sellers who are distressed or face time-sensitive deadlines with the expectation that we can achieve better success with the properties. Many of the markets where we will acquire properties may have high growth potential in real estate lease rates and sale prices. To the extent feasible, we will invest in a diversified portfolio of properties in terms of geography, type of property and industry of our tenants that will satisfy our investment objectives of preserving our capital and realizing capital appreciation upon the ultimate sale of our properties. In making investment decisions for us, our advisor will consider relevant real estate property and financial factors, including the location of the property, its suitability for any development contemplated or in progress, its income-producing capacity, the prospects for long-range appreciation and its liquidity and income tax considerations.

The following information supersedes and replaces the section of our prospectus captioned “Investment Objectives and Criteria- Disposition Policies” beginning on page 92 of the prospectus:

As each of our investments reaches what we believe to be its optimum value during the expected life of our Company, we will consider disposing of the investment and may do so for the purpose of either distributing the net sale proceeds to our stockholders or investing the proceeds in other assets that we believe may produce a higher overall future return to our investors. We anticipate that any such dispositions typically would occur within five years from the termination of this offering. However, in accordance with our investment objective of achieving maximum capital appreciation, we may sell a particular property or other asset before or after this anticipated holding period if, in the judgment of our advisor and our board of directors, selling the asset is in our best interest. The determination of when a particular investment should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property or other investment is anticipated to decline substantially, whether we could apply the proceeds from the sale of the asset to make other investments consistent with our investment objectives, whether disposition of the asset would allow us to increase cash flow, and whether the sale of the asset would constitute a prohibited transaction under the Internal Revenue Code or otherwise impact our status as a REIT. Our ability to dispose of property during the first few years following its acquisition is restricted to a substantial extent as a result of our REIT status. Under applicable provisions of the Internal Revenue Code regarding prohibited transactions by REITs, a REIT that sells property other than foreclosure property that is deemed to be inventory or property held primarily for sale in the ordinary course of business is deemed a “dealer” and subject to a 100% penalty tax on the net income from any such transaction. As a result, our board of directors will attempt to structure any disposition of our properties to avoid this penalty tax through reliance on safe harbors available under the Internal Revenue Code for properties held at least two years or through the use of a taxable REIT subsidiary or TRS, a regular domestic taxable corporation that we would form as a subsidiary to sell properties that might be subject to the prohibited transactions tax if we were to sell those properties directly. See “Federal Income Tax Considerations – Taxation of the Company.”

When we determine to sell a particular property or other investment, we will seek to achieve a selling price that maximizes the capital appreciation for investors based on then-current market conditions. We cannot assure you that this objective will be realized. The selling price of a leased property will be

8

determined in large part by the amount of rent payable by the tenants. The terms of payment will be affected by custom in the area in which the property being sold is located and the then-prevailing economic conditions.

Depending upon then prevailing market conditions, it is our intention to begin pursuing an exit strategy within five years after the termination of this primary offering.  We may begin the process of liquidating our assets and distributing the net proceeds to our stockholders, seeking to list our shares on a national securities exchange, or merging with another Hartman sponsored entity. If we do not begin the process of liquidating our assets or listing our shares within ten years of the termination of this primary offering, our charter requires that our Board of Directors call a stockholders meeting to present a proposal for the orderly disposition of the company’s assets or an alternate strategy such as a merger. The proposal would include information regarding appraisals of our portfolio. If our stockholders did not approve the proposal, we would obtain new appraisals and resubmit the proposal by proxy statement to our stockholders up to once every two years.

Market conditions and other factors could cause us to delay the commencement of our exit strategy beyond five years from the termination of this offering. Even if we decide to liquidate, we are under no obligation to conclude our liquidation within a set time because the timing of the sale of our assets will depend on real estate and financial markets, economic conditions of the areas in which the properties are located and federal income tax effects on stockholders that may prevail in the future, and we cannot assure you that we will be able to liquidate our assets. After commencing a liquidation, we would continue in existence until all properties are sold and our other assets are liquidated.

8.

Meetings and Special Voting Requirements

The following information supersedes and replaces the fifth paragraph in the section of our prospectus captioned “Description of Shares - Meetings and Special Voting Requirements” beginning on page 113 of the prospectus:

Holders of shares of our common stock are entitled to receive a copy of our stockholder list upon request in connection with the exercise of their voting rights or for other proper and legitimate purposes. Such list may not be used for a commercial purpose other than in the interest of the stockholders relative to our affairs. The list provided by us will include each common stockholder’s name, address and telephone number and the number of shares owned by each common stockholder, and will be sent within ten days of the receipt by us of the request. A stockholder requesting a list will be required to pay reasonable costs of postage and duplication. Holders of shares of our common stock and their representatives shall also be permitted access to all of our records, at reasonable times and may inspect and copy any of them for a reasonable cost. We have the right to ask that a requesting stockholder represent to us that the list and those records identified above will not be used to pursue commercial interests unrelated to the interest of the stockholder’s interest in the Company.

9.

Incorporation by Reference

We have elected to “incorporate by reference” certain information into this prospectus supplement.  By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the Securities and Exchange Commission, or “SEC”.  The information incorporated by reference is deemed to be part of this prospectus, except for information

9

incorporated by reference that is superseded by information contained in this prospectus.  The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-154750) except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

(1)

Current Reports on Form 8-K filed with the SEC on December 17, 2010, December 28, 2010,  April 13, 2011, April 20, 2011, April 27, 2011, May 27, 2011, June 30, 2011, July 20, 2011, July 28, 2011, August 12, 2011, September 13, 2011, November 3, 2011, November 4, 2011, January 3, 2012, February 1, 2012, March 22, 2012, April 25, 2012, May 8, 2012 and May 18, 2012;

(2)

Annual Report on Form 10-K filed with the SEC on March 31, 2010, March 31, 2011 and April 12, 2012;

(3)

Quarterly Report on Form 10-Q filed with the SEC on May 14, 2010, August 13, 2010, November 15, 2010, May 18, 2011, August 17, 2011, November 14, 2011, May 15, 2012 and August 15, 2012 and on Form 10-Q/A filed with the SEC on April 13, 2011 and August 18, 2011;

All of the documents that we have incorporated by reference into this prospectus are available on the SEC’s website, www.sec.gov.  In addition, these documents can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549.  Copies also can be obtained by mail from the Public Reference Room at prescribed rates.  Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room.

In addition, we will provide to each person, including any beneficial owner of our common stock, to whom this prospectus is delivered, a copy of any of all of the information that we have incorporated by reference into this prospectus, as supplemented, but not delivered with this prospectus.  To receive a free copy of any of the documents incorporated by reference in the prospectus, other than the exhibits, unless they are specifically incorporated by reference in those documents, write us at 2909 Hillcroft, Ste. 420, Houston, Texas 77057, Attention: Investor Relations, or contact our offices at (713) 467-2222.  The documents also may be accessed on the link to our website at www.hi-reit.com. The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

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Hartman Short Term Income Properties XX, Inc.

SUBSCRIPTION AGREEMENT

See pages 132- 136 of the Final Prospectus for instructions

1.	INVESTMENT

Minimum Purchase $10,000; $5,000 for IRAs	Make Investment Checks Payable to:
__________________ ___________	Hartman Short Term Income Properties XX, Inc.
Total $ Invested # of Shares

2.	LIQUIDITY

I have received the Final Prospectus and acknowledge that this
investment is considered illiquid.	Initials	Initials

3.	TYPE OF OWNERSHIP

NON QUALIFIED		QUALIFIED***
☐ Individual ☐ Joint Tenants with Rights of Survivorship (JTWROS) ☐ Joint Tenants in Common (JTIC) ☐ Uniform Gift to Minors Act (UGMA) ☐ Partnership ☐ Corporation ** ☐ Pension or Profit Sharing Plan

☐ Trust * / Trust Type:________

(Please specify, i.e. family, living, revocable, etc.)

☐ Other: ___________________

* Must attach a copy of title and signature page of trust document

** Must include requisite resolutions of the board of directors.

☐  IRA/IRA Rollover

☐  Qualified Pension Plan

☐  Qualified Profit Sharing Plan

☐  KEOGH

☐  Other: _________________

*** All IRA accounts must be forwarded to custodian for processing and signatures. Custodian will then submit to Hartman Short Term Income Properties XX, Inc.

4.	INVESTOR NAME AND ADDRESS

Skip this section if it is the same as the registration information in section 5. This is typical in the case of individual and joint accounts.

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Dr. ☐ Other _________ Name(s)	Taxpayer Identification Number __ __ - __ __ __ __ __ __ __
Social Security Number
__ __ __ - __ __ - __ __ __ __
Trust & Custodial accounts must provide a TIN and a SSN

Street Address or P.O. Box

City	State	Zip Code

Home Phone Number	E-Mail

(ALL FOUR PAGES MUST BE COMPLETED)

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5.	REGISTRATION INFORMATION AND ADDRESS

Please print name (s) in which shares are to be registered. Include trust or custodial name, if applicable. Hartman Short Term Income Properties XX, Inc. (the “Company”) does not provide custodial services; therefore, if this is a custodial account, a custodian must be selected and indicated below. Also, custodian must sign and process paperwork prior to submission to the Company.

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Dr. ☐ Other _________ Name(s)		Taxpayer Identification Number __ __ - __ __ __ __ __ __ __
Social Security Number
__ __ __ - __ __ - __ __ __ __
Trust & Custodial accounts must provide a TIN and a SSN
Street Address or P.O. Box
City	State	Zip Code

Home Phone Number	Occupation
Birth Date

6. ___  INVESTOR ACKNOWLEDGEMENT (PLEASE SEPARATELY INITIAL EACH OF THE REPRESENTATIONS BELOW)___

In order to induce the Company to accept this subscription, I (we) hereby represent and warrant to the Company as follows:

(a)	I have received the Final Prospectus.
		Initials	Initials
(b)	I accept and agree to the terms and conditions of the Company charter.
		Initials	Initials
(c)	I am purchasing the Shares for my own account and I further acknowledge that the investment is not liquid.
		Initials	Initials

The Sponsor or any person selling shares on behalf of the Sponsor or the Company may not complete a sale of shares to a shareholder until at least five business days after the date the shareholder receives the final Prospectus.

The Sponsor or the person designated by the Sponsor shall send each shareholder a confirmation of his or her purchase.

7. ___ DISTRIBUTIONS (YOU MUST CHECK ONE OF THE FOLLOWING) _________________________________

NOTE: Hartman Short Term Income Properties XX, Inc. does not provide custodial services. If this is a custodial account, please ensure that you have completed Section 5 appropriately and indicated the name of the custodian.

☐	I prefer to participate in the Dividend Reinvestment Plan with the transfer agent selected in the Final Prospectus
☐	I prefer distributions be paid to me at my address listed under Section 5
☐	I prefer to direct distributions to a party other than the registered owner per my instructions below
☐	I prefer distributions to be deposited directly into the following account: Checking ☐ Savings ☐
I wish to have my distributions deposited via: U.S. Mail ☐ Electronic Deposit ☐
(If you wish to have your distributions deposited electronically, please include the appropriate voided check)

Institution

Name     _______________________________________   Account Number _______________________________

Name on

Account _______________________________________ ABA Routing Number ____________________________

Street Address or P.O. Box _______________________________________________________________________

City ___________________________________ State____________________ Zip Code _____________________

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I declare that the information supplied above is true and correct and may be relied upon by the Company in connection with my investment in Hartman Short Term Income Properties XX, Inc. Under penalties of perjury, by signing this Signature Page, I hereby certify that (a) I have provided herein my correct Taxpayer Identification Number, and (b) I am not subject to back-up withholdings as a result of a failure to report all interest or dividends, or the Internal Revenue Service has notified me that I am no longer subject to back-up withholding.

(MUST BE SIGNED BY INVESTOR (S) OR TRUSTEE (S) AND, IF QUALIFIED PLAN, BY CUSTODIAN)

Signature of investor or trustee              Signature of joint owner, or custodian if applicable        Date

8. __ BROKER DEALER (TO BE COMPLETED BY REGISTERED REPRESENTATIVE) _________________

The registered representative must sign below to complete order. The registered representative warrants that it is a duly licensed Broker-Dealer or authorized representative and may lawfully offer shares in the state designated as the investor’s address or the state in which the sale was made, if different. The registered representative warrants that he has reasonable grounds to believe this investment is suitable for the subscriber and that he has informed subscriber of all aspects of liquidity and marketability of this investment.

Broker Dealer Name

BD Address

City	State	Zip Code

Reg. Rep.	Rep. Phone Number

Rep. Address

City	State	Zip Code

Email Address

Representative CRD #:	BD Representative #:

Registered representative signature	Broker-Dealer signature, if required by Broker Dealer

9. ___	SUITABILITY ACKNOWLEDGEMENT

(PLEASE SEPARATELY INITIAL EACH OF THE REPRESENTATIONS BELOW)

In order to induce the Company to accept this subscription, I (we) hereby represent and warrant to the Company as follows:

I (we) have a net worth (exclusive of home, home furnishings and automobiles) of $250,000 or more, or that I (we) meet the higher suitability requirements imposed by my (our) state of primary residence as set forth in the final Prospectus under “Suitability Standards.

Initials

I (we) have a net worth (as determined above) of at least $70,000 and had during the last year or estimate that I (we) will have during the current tax year a minimum of $70,000 annual gross income, or that I (we) meet the higher suitability requirements imposed by my (our) state of primary residence as set forth in the final Prospectus under “Suitability Standards.”

Initials
I (we) have reviewed and signed the supplemental subscription agreement for my (our) state of primary residence.
Initials
For residents of Missouri and Tennessee only: My (our) aggregate investment in the Company does not exceed 10% of my (our) liquid net worth and I (we) meet one of the Company’s suitability standards.
Initials

For residents of California only: My (our) aggregate investment in the Company does not exceed 10% of my (our) net worth (excluding home, home furnishing and automobiles) and I (we) have either (1) a gross annual income of at least $70,000 and a net worth (as determined above) of at least $120,000 or (2) a net worth of at least $250,000 (as determined above).

Initials

For residents of Kansas only: I (we) acknowledge that it is recommended by the office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and other direct participation investments.  “Liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Initials

For residents of Alabama, Kentucky, Massachusetts, Michigan, and Pennsylvania only: My (our) liquid net worth is at least 10 times my (our) maximum investment in the Company and other similar direct participation programs and I (we) meet one of the Company’s suitability standards.

Initials

For residents of Iowa and Nebraska only: My (our) investment in the Company and its affiliates does not exceed 10% of my (our) liquid net worth and I (we) have either (1) a minimum net worth of $100,000 (exclusive of home, auto and furnishings) and an annual income of $70,000 or, (2) a minimum net worth of $350,000 (exclusive of home, auto and furnishings).

Initials

For residents of Massachusetts, Michigan, New Mexico, Ohio and Pennsylvania only: My (our) investment in the Company and its affiliates does not exceed 10% of my (our) liquid net worth and I (we) meet one of the Company’s suitability standards

Initials
For residents of Alabama, Ohio and Tennessee only: I (we) acknowledge that I (we) are not eligible to participate in the Automatic Purchase Plan.
Initials

10.	___ SIGNATURES

I (We) represent to you that (a) the information contained herein is complete and accurate and may be relied upon by you and (b) I (We) will notify you immediately of any material adverse change in any of such information occurring prior to the acceptance of my subscription.

In WITNESS WHEREOF, I (We) have initialed the foregoing statements and executed this Subscription Agreement Signature Page this _____ day of____________________, 2012.

Individual Investors:
Print or Type Name

Signature

Address

Print or Type Name

Signature

Address

Please mail completed Subscription Agreement (with all signatures) and personal check(s) made payable to

Hartman Short Term Income Properties XX, Inc.

c/o Phoenix American Financial Services

2401 Kerner Blvd

San Rafael, CA 94901

1-800-880-2212 - Investor Relations

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